SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 10, 2002

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        This Report contains a copy of the following:

(1)	The Underwriting Agreement between ING Groep N.V. and ING Financial Markets LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named therein, dated December 6, 2002.

(2)	The Form of Second Supplemental Indenture between ING Groep N.V. and The Bank of New York, as trustee.

(3)	The Form of ING Perpetual Debt Securities.

ING GROEP N.V.
(a limited liability company with corporate seat
in Amsterdam, The Netherlands)

UNDERWRITING AGREEMENT

DATED: December 6, 2002

TABLE OF CONTENTS

PAGE
SECTION 1. Representations and Warranties by the Company	3
SECTION 2. Sale and Delivery to Underwriters; Closing	8
(a)	Securities	8
(b)	Initial Underwritten Securities	8
(c)	Option Underwritten Securities	8
(d)	Payment	9
(e)	Denominations; Registration	10
(f)	Foreign Selling Restrictions	10
SECTION 3. Covenants of the Company	11
SECTION 4. Payment of Expenses	14
(a)	Expenses	14
(b)	Termination of Agreement	15
SECTION 5. Conditions of Underwriters’ Obligations	15

SECTION 6. Indemnification	20
(a)	Indemnification of Underwriters	20
(b)	Indemnification of the Company, Directors and Officers	21
(c)	Actions Against Parties; Notification	21
(d)	Settlement Without Consent if Failure to Reimburse	22
SECTION 7. Contribution	23
SECTION 8. Representations, Warranties and Agreements to Survive Delivery	24
SECTION 9. Termination of Agreement	24
(a)	Termination; General	24
(b)	Liabilities	25
(a)	Governing Law	27
(b)	Submission to Jurisdiction	27
SECTION 14. Judgement Currency	28
SECTION 15. Effect of Headings	28

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ING GROEP N.V.
(a limited liability company with corporate seat
in Amsterdam, The Netherlands)

$1,000,000,000

7.20% ING Perpetual Debt Securities
(Principal Amount of $25 per ING Perpetual Debt Security)

UNDERWRITING AGREEMENT

December 6, 2002

ING Financial Markets LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
As Representatives of the Several Underwriters named in Schedule A hereto
  c/o Merrill Lynch, Pierce, Fenner & Smith
                              Incorporated
  North Tower
  World Financial Center
  New York, New York 10281-1209

Ladies and Gentlemen:

            ING Groep N.V., a limited liability company incorporated under the laws of The Netherlands (the “Company”), confirms its agreement (this “Agreement”) with ING Financial Markets (“ING Financial“), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Morgan Stanley & Co. Incorporated (“Morgan Stanley“) and each of the other Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as provided in Section 10 hereof), for whom ING Financial, Merrill Lynch and Morgan Stanley are acting as representatives (in such capacity, hereinafter referred to as the “Representatives”), with respect to (i) the sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective principal amount of the Company’s 7.20% ING Perpetual Debt Securities (principal amount of $25 per perpetual security) (the “Initial Underwritten Securities”) set forth opposite their names in Schedule A hereto and (ii) the granting of an option to the Underwriters to purchase up to an additional $150,000,000 aggregate principal amount of the Company’s 7.20% ING Perpetual Debt Securities (principal amount of $25 per perpetual security) (the “Option Underwritten Securities”), as provided in Section 2 hereof. As used herein, the term “Perpetual Debt Securities” shall include the Initial Underwritten Securities and, to the extent the option described in Section 2 hereof is exercised, all or any portion of any Option Underwritten Securities.

            The Perpetual Debt Securities will be issued pursuant to the Subordinated Debt Indenture, dated July 18, 2002 (the “Subordinated Indenture”), between the Company and The Bank of New York, as indenture trustee (the “Indenture Trustee”), as supplemented by the second supplemental indenture (the “Supplemental Indenture” and, collectively, with the Subordinated Indenture, the “Indenture”) to be dated as of the date on which the Closing Time referred to in Section 2(d) hereof occurs (such date, the “Closing Date”), and a Calculation Agency Agreement (the “Calculation Agency Agreement”), to be dated as of the Closing Date, between the Company and ING Financial Markets LLC, as calculation agent.

            The Company understands that the Underwriters propose to make a public offering of the Perpetual Debt Securities as soon as the Representatives deem advisable after this Agreement has been executed and delivered.

            The Company has filed with the Securities and Exchange Commission (the “Commission”) a shelf registration statement on Form F-3 (No.333-84226) covering the registration of various types of securities (the “Securities”) under the Securities Act of 1933, as amended (the “1933 Act”), including the Perpetual Debt Securities. As used in this Agreement, the following terms have the following meanings:

            ”Preliminary Prospectus“ means any preliminary prospectus included in the Registration Statement or filed with the Commission pursuant to Rule 424(a) under the 1933 Act;

            ”Prospectus“ means the prospectus relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of this Agreement; and any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to the applicable form under the 1933 Act, as of the date of such Preliminary Prospectus or Prospectus, as the case may be; any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the U.S. Securities Exchange Act of 1934,

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as amended (the “1934 Act“), and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the Perpetual Debt Securities in the form in which it is filed with the Commission pursuant to Rule 424(b) of the rules and regulations of the Commission under the 1933 Act (the “1933 Act Regulations“), including any documents incorporated by reference therein as of the date of such filing; and

            ”Registration Statement“ means collectively the various parts of the registration statement on Form F-3 (File No. 333-84226) in respect of the Securities, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, but excluding any Statement of Eligibility on Form T-1, each as amended at the time such part of the registration statement became effective, provided that if the Company files an abbreviated registration statement pursuant to Rule 462(b) under the 1933 Act (the “Rule 462(b) Registration Statement”), then any reference herein to the term Registration Statement shall be deemed to include such Rule 462(b) Registration Statement; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual or other report of the Company filed pursuant to Sections 13(a) or 15(d) of the 1934 Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement.

            All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, any preliminary prospectus or the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in the Registration Statement, the Preliminary Prospectus or the Prospectus, as the case may be.

            SECTION 1. Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, as of the Closing Time referred to in Section 2(d) hereof and, if applicable, as of each Date of Delivery (as defined below) (in each case, a “Representation Date”), and agree with each Underwriter, as follows:

             (a) Compliance with Registration Requirements. The Registration Statement has been filed on an appropriate form under the 1933 Act. The Registration Statement has become effective under the 1933 Act, no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act, no proceedings for that purpose have been instituted or are pending

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or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

            At the respective times the Registration Statement and any post-effective amendments thereto became effective and at each Representation Date, the Registration Statement, and any amendments and supplements thereto complied and will comply in all material respects with the applicable requirements of the 1933 Act and the 1933 Act Regulations and the Trust Indenture Act of 1939, as amended (the “1939 Act”), and the rules and regulations of the Commission under the 1939 Act (the “1939 Act Regulations”), as applicable, and did not, and will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Neither the Prospectus nor any amendments or supplements thereto, at the time the Prospectus or any such amendment or supplement was issued nor the Prospectus as amended or supplemented, as of its date and at each Representation Date, included or will include an untrue statement of a material fact or omitted, or will omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this subsection shall not apply to statements in, or omissions from, the Registration Statement or Prospectus, as amended or supplemented, made in reliance upon and in conformity with information furnished to the Company in writing by any Underwriter through the Representatives expressly for use in the Registration Statement or Prospectus, as amended or supplemented.

            Each Preliminary Prospectus and the prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the 1933 Act, complied when so filed in all material respects with the 1933 Act Regulations.

             (b) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission thereunder (the “1934 Act Regulations”), and, when read together with the other information in the Prospectus, at the time the Registration Statement became effective, at the time the Prospectus was issued and at each Representation Date, did not, and will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

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             (c) Independent Accountants. The independent auditors who certified the financial statements included in the Registration Statement are independent public accountants as required by the 1933 Act and the 1933 Act Regulations with respect to the Company and its subsidiaries.

             (d) Good Standing of the Company. The Company and each of its subsidiaries classified as a “significant subsidiary” as defined under Rule 405 of the 1933 Act Regulations (each a “Significant Subsidiary”) has been duly incorporated under the laws of The Netherlands or its respective jurisdiction of incorporation, as the case may be, except to the extent that the failure to be duly incorporated would not have a material adverse effect on the consolidated financial position and consolidated results of operations of the Company and its Significant Subsidiaries, taken as a whole (a “Material Adverse Effect”). The Company and each of its Significant Subsidiaries is validly existing and in good standing under the laws of its respective jurisdiction of incorporation, is duly qualified to do business and in good standing in each other jurisdiction in which qualification is necessary for the ownership of its respective properties or for the conduct of its respective businesses, except to the extent that the failure to be validly existing, qualified or in good standing would not have a Material Adverse Effect.

            The Company has the power and authority necessary to own or hold its properties, to enter into this Agreement, the Indenture and the Calculation Agency Agreement, to perform its obligations under the Perpetual Debt Securities, this Agreement, the Indenture and the Calculation Agency Agreement and to conduct the businesses in which it is engaged, as described in the Prospectus, except to the extent that the failure to do so would not have a Material Adverse Effect.

             (e) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered (if applicable under applicable law) by the Company.

             (f) Absence of Defaults and Conflicts; Absence of Further Requirements. None of the Company or any of its Significant Subsidiaries is in violation of the constituent documents, charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Company or such Significant Subsidiary is a party or by which any of them may be bound, or to which any of the property or assets of the Company or any such Significant Subsidiary is subject, except a default in performance or observance of an obligation, agreement, covenant or condition that does not have and is not likely to have a Material Adverse Effect. The execution, delivery (if applicable under applicable law) and performance of the Perpetual Debt Securities, this Agreement, the Indenture and the Calculation

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Agency Agreement by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Significant Subsidiaries under any material indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Company or any such Significant Subsidiary is a party or by which any of them is bound or to which any of their property or assets is subject, except for any such conflict, breach, violation or default which is waived or will not have (A) a material adverse effect on the transactions contemplated by the Perpetual Debt Securities, this Agreement, the Indenture and the Calculation Agency Agreement or (B) a Material Adverse Effect; nor will such actions result in any violation of the provisions of the Articles of Association of the Company, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its Significant Subsidiaries or any of their properties or assets, except for a violation that will not have a Material Adverse Effect; and, except such as have been obtained or required under the 1933 Act or the 1933 Act Regulations, the 1934 Act or the 1934 Act Regulations or state securities laws and the qualification of the Indenture under the 1939 Act, no consent, approval, authorization or order of, or filing or registration with, any such court or governmental agency or body or any stock exchange authorities in The Netherlands or the United States is required to be made or obtained by the Company in connection with the offering, issuance, and sale of the Perpetual Debt Securities or the consummation of the transactions contemplated by this Agreement or the execution, delivery and performance by the Company of the Perpetual Debt Securities, the Indenture and the Calculation Agency Agreement.

             (g) No Material Adverse Change. Since the respective dates as of which information is given in the Registration Statement and the Prospectus, as amended or supplemented, except as otherwise stated therein, (i) there has not been any change in the share capital or long-term debt of the Company or any of its subsidiaries that is material to the consolidated financial position of the Company and (ii) there has been no change, or, to the best of the knowledge of the Company, there has been no development involving a prospective material adverse change, in or affecting the general affairs, management, consolidated financial position, consolidated shareholders’ equity or consolidated results of operations of the Company other than as set forth or contemplated in the Registration Statement and the Prospectus, as amended or supplemented, that has had, or is likely to have, a Material Adverse Effect.

             (h) Investment Company Act. The Company is not, and after giving effect to the offering and sale of the Perpetual Debt Securities and the application of the net proceeds therefrom as described in the forepart of this Agreement and

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in the Prospectus will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

             (i) Absence of Proceedings. Except as disclosed in the Prospectus, there is no action, suit or proceeding before or by any government, governmental instrumentality or court, domestic or foreign, now pending to which the Company or any of its Significant Subsidiaries is a party or of which any property or assets of any of them is the subject which, if determined adversely to any of them, are likely, individually or in the aggregate, to have a Material Adverse Effect or could adversely affect the consummation of the transactions contemplated by this Agreement or the performance by the Company of its obligations hereunder, and, to the best of the knowledge of the Company, no such proceedings are threatened or contemplated.

             (j) Authorization of Indenture. The Indenture has been duly authorized by the Company and, at the Closing Time and at each Date of Delivery, if applicable, will have been executed and delivered by the Company and, assuming due authorization, execution and delivery of the Indenture by the Indenture Trustee, the Indenture will, at the Closing Time and at each Date of Delivery, if applicable, be a valid and binding obligation of the Company enforceable against it in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except to the extent that enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) (the “Bankruptcy Exceptions”); and, at the Closing Time and at each Date of Delivery, if applicable, the Indenture will have been duly qualified under the 1939 Act.

             (k) Authorization of Perpetual Debt Securities. At the Closing Time and at each Date of Delivery, if applicable, the Perpetual Debt Securities will have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to the Underwriters against payment of the consideration set forth in this Agreement, will be entitled to the benefits of the Indenture, and will constitute valid and binding obligations of the Company enforceable against it in accordance with their terms, except to the extent that enforcement thereof may be limited by the Bankruptcy Exceptions.

            (l) Fair Summary. The statements set forth in the Prospectus Supplement under the caption “Description of the ING Perpetual Debt Securities” insofar as they purport to constitute a summary of the terms of the Perpetual Debt Securities and the Indenture and under the captions “United States Taxation” and

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“The Netherlands Taxation,” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate in all material respects.

             (m) Officer’s Certificate. Any certificate signed by an officer of the Company or any of its subsidiaries and delivered to the Underwriters or to counsel for the Underwriters in connection with the offering of the Perpetual Debt Securities shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby on the date of such certificate and, unless subsequently amended or supplemented, at each Representation Date.

             SECTION 2. Sale and Delivery to Underwriters; Closing.

            (a) Securities. The several commitments of the Underwriters to purchase the Perpetual Debt Securities shall be deemed to have been made on the basis of the representations and warranties contained herein and shall be subject to the terms and conditions set forth herein.

            (b) Initial Underwritten Securities. The Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth below, the aggregate principal amount of Initial Underwritten Securities set forth in Schedule A hereto opposite the name of such Underwriter, plus any additional principal amount of Perpetual Debt Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

            The purchase price per Initial Underwritten Security to be paid by an Underwriter of the Initial Underwritten Securities shall be an amount equal to 96.85% of the aggregate principal amount of Initial Underwritten Securities set forth in Schedule A hereto opposite the name of such Underwriter (being equal to the issue price of 100% less a gross spread of 3.15% representing a combined sales concession, management commission and underwriting commission), plus accrued interest, if any, from December 12, 2002; provided that in the case of sales by any Underwriter of $250,000 or more aggregate principal amount of Initial Underwritten Securities to a single purchaser, the purchase price per Initial Underwritten Security to be paid by such Underwriter on such sale shall be an amount equal to 98.00% of the principal amount of the Initial Underwritten Securities so sold (being equal to the issue price of 100% less a gross spread of 2.00% representing a combined sales concession, management commission and underwriting commission).

            (c) Option Underwritten Securities. The Company hereby grants an option to the several Underwriters, severally and not jointly, to purchase up to $150,000,000 aggregate principal amount of the Option Underwritten Securities at a price per Option Underwritten Security equal to the price per Initial

8

Underwritten Security. The option granted hereunder may only be exercised for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial Underwritten Securities by the Underwriters. The option granted hereunder may be exercised in whole or in part from time to time within 30 days from the date of this Agreement upon notice by the Representatives to the Company setting forth (i) the aggregate principal amount of Option Underwritten Securities as to which the several Underwriters are exercising the option, (ii) the names and denominations in which the Option Underwritten Securities are to be registered and (iii) the time, date and place of payment and delivery for such Option Underwritten Securities. Any such time and date of payment and delivery (each, a “Date of Delivery”) shall be determined by the Representatives, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, unless otherwise agreed upon by the Representatives and the Company. If the option is exercised as to all or any portion of the Option Underwritten Securities, each of the Underwriters, severally and not jointly, agrees to purchase that proportion of the aggregate principal amount of Option Underwritten Securities then being purchased which the aggregate principal amount of Initial Underwritten Securities each such Underwriter has severally agreed to purchase as set forth in Schedule A hereto bears to the aggregate principal amount of Initial Underwritten Securities, subject to such adjustments as the Representatives, in their discretion, may make to eliminate any sales or purchases of a fractional aggregate principal amount of Option Underwritten Securities plus any additional principal amount of Perpetual Debt Securities which such Underwriters may become obligated to purchase pursuant to the provisions of Section 10 hereof.

            (d) Payment. Payment of the purchase price for, and delivery of, certificates for the Initial Underwritten Securities shall be made at the New York City offices of Davis Polk & Wardwell or at such other place as shall be agreed upon by the Representatives and the Company, at 9:00 a.m. (New York City time) on the fourth business day after the date hereof (unless postponed in accordance with the provisions of Section 10 hereof), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called "Closing Time"). In addition, in the event that the Underwriters have exercised their option, if any, to purchase any or all of the Option Underwritten Securities, payment of the purchase price for, and delivery of such Option Underwritten Securities, shall be made at the above-mentioned offices of Davis Polk & Wardwell, or at such other place as shall be agreed upon by the Representatives and the Company, on the relevant Date of Delivery as specified in the notice from the Representatives to the Company.

            Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to

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such persons designated by the Representatives for the respective accounts of the Underwriters of one or more certificates in global form for the Perpetual Debt Securities to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Perpetual Debt Securities which it has agreed to purchase. Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Perpetual Debt Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

            (e) Denominations; Registration. Certificates for the Perpetual Debt Securities shall be in such denominations and registered in such names as the Representatives may request in writing at least one business day before the Closing Time or the relevant Date of Delivery, as the case may be. The Perpetual Debt Securities will be made available for examination and packaging by the Representatives in the City of New York no later than 10:00 a.m. (New York City time) on the business day prior to the Closing Time or the relevant Date of Delivery, as the case may be.

            (f) Foreign Selling Restrictions. Each Underwriter represents and agrees that (i) it has not offered or sold and prior to the expiry of the period of six months from the Closing Date will not offer or sell any Perpetual Debt Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) of Great Britain with respect to anything done by it in relation to the Perpetual Debt Securities in, from or otherwise involving the United Kingdom; and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Perpetual Debt Securities or any investments representing the Perpetual Debt Securities (including without limitation the Registration Statement, the Prospectus as amended or supplemented and any Preliminary Prospectus) in circumstances in which Section 21(1) of the FSMA does not apply to it.

        Each Underwriter represents and agrees that it has not offered or sold, and will not offer or sell, any Perpetual Debt Securities to any natural or legal person

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who or which is established, domiciled or has its residence (collectively “are resident”) in The Netherlands and, accordingly, that it shall exclusively offer or sell the Perpetual Debt Securities to natural or legal persons who are established, domiciled or have their residence outside The Netherlands, in compliance with the laws and regulations of any state or country where persons to whom or which the offer is made are resident.

            Each Underwriter represents and agrees that it has not offered or sold, and will not offer or sell, or make the subject of an invitation for subscription or purchase, any Perpetual Debt Securities, nor will it directly or indirectly circulate or distribute the Prospectus, as amended or supplemented, or any other document or material in connection with the offer, sale, invitation for subscription or purchase of the Perpetual Debt Securities, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 (Act 42 of 2001) of Singapore (the “Securities and Futures Act”), (b) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the Securities and Futures Act.

            With respect to any other jurisdiction outside of the United States, each Underwriter represents and agrees that it has not offered or sold and will not offer or sell any of the Perpetual Debt Securities in any jurisdiction, except under circumstances that resulted in, or will result in compliance with, the applicable rules and regulations of such jurisdiction.

             SECTION 3. Covenants of the Company.

            The Company covenants with each Underwriter as follows:

            (a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b) hereof, will:

    (i)   Prepare the Prospectus as amended or supplemented in relation to the Perpetual Debt Securities in a form which shall be provided to the Representatives for their review and comment prior to any filing with the Commission under Rule 424(b) of the 1933 Act, and to file such Prospectus pursuant to Rule 424(b) of the 1933 Act no later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Rule 424(b) of the 1933 Act; and

(ii) notify the Representatives immediately, and confirm the notice in writing, (A) when any post-effective amendment to the

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Registration Statement shall become effective, or any supplement to the Prospectus or any amended Prospectus shall have been filed, (B) of the receipt of any comments from the Commission, (C) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information and (D) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Perpetual Debt Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any of such purposes. The Company will make reasonable efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

            (b) Filing of Amendments. During the period when the Underwriters are required to deliver a prospectus with respect to the Perpetual Debt Securities, the Company will give the Representatives notice of its intention to file or prepare any amendment to the Registration Statement (including any filing under Rule 462(b) of the 1933 Act), or any amendment, supplement or revision to either the prospectus included in the Registration Statement at the time it became effective or to the Prospectus, whether pursuant to the 1933 Act, the 1934 Act or otherwise. It will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representatives or counsel for the Underwriters shall reasonably object.

            (c) Delivery of Registration Statements. The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and conformed copies of all consents and certificates of experts, and will also deliver to the Representatives upon request, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits) for each of the Underwriters.

            (d) Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each Preliminary Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each Underwriter, without charge, during the period when the Prospectus as amended or supplemented is required to be delivered under the 1933 Act or the 1934 Act, such number of copies of the Prospectus as amended or supplemented as such Underwriter may reasonably request.

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            (e) Continued Compliance with Securities Laws. The Company will comply with the 1933 Act and the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations and the 1939 Act and the 1939 Act Regulations with respect to the offer of the Perpetual Debt Securities so as to permit the completion of the distribution of the Perpetual Debt Securities as contemplated in this Agreement and in the Prospectus. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with sales of the Perpetual Debt Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 3(b) hereof, such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

            (f) Blue Sky Qualifications. The Company will use all reasonable efforts, in cooperation with the Underwriters, to qualify the Perpetual Debt Securities for offering and sale under the applicable securities laws of such states and other domestic or foreign jurisdictions as the Representatives may reasonably request and to maintain such qualifications in effect for a period of one year from the later of the effective date of the Registration Statement and any Rule 462(b) Registration Statement or, if less, such other period as may be necessary to complete the distribution of the Perpetual Debt Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Perpetual Debt Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the effective date of the Registration Statement and any Rule 462(b) Registration Statement.

            (g) Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its security

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holders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

            (h) Use of Proceeds. The Company will use or cause to be used the net proceeds received from the sale of the Perpetual Debt Securities in the manner specified in the Prospectus, as amended or supplemented, under “Use of Proceeds.”

            (i) Listing. The Company will use all reasonable efforts to list the Perpetual Debt Securities on the New York Stock Exchange.

            (j) Ratings. The Company shall take all reasonable action necessary to enable Standard & Poor’s Ratings Service, a division of McGraw Hill, Inc. (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) to provide their respective ratings of the Perpetual Debt Securities.

            (k) Clearance and Settlement. The Company will cooperate with the Underwriters and take all reasonable action necessary if requested by the Representatives to permit the Perpetual Debt Securities to be eligible for clearance and settlement through the facilities of The Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme, Luxembourg (“Clearstream”).

            (l) Restriction on Sale of Securities. Except as contemplated by this Agreement, during a period of 30 days from the date of the Prospectus as amended or supplemented, the Company will not, without the prior written consent of the Representatives, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Perpetual Debt Securities or any security substantially similar to the Perpetual Debt Securities in the United States.

            (m) Reporting Requirements. The Company, during the period when the Prospectus is required to be delivered under the 1933 Act or the 1934 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the 1934 Act Regulations.

            SECTION 4. Payment of Expenses.

            (a) Expenses. The Company will pay all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii)

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the preparation, copying and delivery to the Underwriters of this Agreement, the Transaction Documents and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Perpetual Debt Securities (other than fees of counsel for the Underwriters related thereto), (iii) the preparation, issuance and delivery of the certificates for the Perpetual Debt Securities to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants, experts and other advisors, (v) the qualification of the Perpetual Debt Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each Preliminary Prospectus and of the Prospectus and any amendment or supplement thereto, (vii) the fees and expenses of the Indenture Trustee, including the reasonable fees and disbursements of counsel for the Indenture Trustee, (viii) any fees payable in connection with the rating of the Perpetual Debt Securities, (ix) the fees and expenses incurred in connection with the listing of the Perpetual Debt Securities on the New York Stock Exchange and (x) the fees and expenses incurred in connection with the approval by DTC, Euroclear and Clearstream of the Perpetual Debt Securities for clearance through their respective systems.

            (b) Termination of Agreement. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 and Section 9(a) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of Davis Polk & Wardwell, U.S. counsel for the Underwriters.

            SECTION 5. Conditions of Underwriters' Obligations.

            The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof and in certificates of any officer of the Company or any affiliate or subsidiary of the Company delivered pursuant to the provisions hereof, to the performance by the Company in all material respects of its covenants and other obligations hereunder, and to the following further conditions:

            (a) Effectiveness of Registration Statement. The Registration Statement has become effective and at the Closing Time no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters. The Prospectus as amended or supplemented with respect to the Perpetual Debt Securities shall have been filed with the Commission in accordance with Rule

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424(b)     under the 1933 Act within the applicable time period prescribed for such filing by the 1933 Act Regulations and in accordance with Section 3(a) hereof.

            (b) Opinion of Dutch Counsel for the Company. At the Closing Time, the Representatives shall have received a written opinion, dated as of the Closing Time, of De Brauw Blackstone Westbroek N.V., Dutch counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, to the effect set forth in Exhibit A hereto. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and certificates of public officials and the opinion may contain other customary or appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

            (c) Opinion of General Counsel of the Company. At the Closing Time, the Representatives shall have received a written opinion, dated as of the Closing Time, of Diederik van Wassenaer, General Counsel of the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, to the effect set forth in Exhibit B hereto.

            (d) Opinion of U.S. Counsel for the Company. At the Closing Time, the Representatives shall have received a written opinion, dated as of the Closing Time, of Sullivan & Cromwell, U.S. counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, to the effect set forth in Exhibit C hereto. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and certificates of public officials. Such opinion also may contain other customary or appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

            (e) Opinion of Counsel for Underwriters. At the Closing Time, the Representatives shall have received the favorable opinion, dated as of the Closing Time, of Davis Polk & Wardwell, counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance satisfactory to the Underwriters.

            (f) Opinion of Counsel for the Indenture Trustee. At the Closing Time, the Representatives shall have received a written opinion, dated as of the Closing Time, of Emmet, Marvin & Martin LLP, counsel for the Indenture Trustee, in form and substance reasonably satisfactory to counsel for the Underwriters,

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together with signed or reproduced copies of such opinion for each of the other Underwriters, to the effect set forth in Exhibit D hereto and to such further effect as counsel for the Underwriters may reasonably request.

            (g) Opinion of Dutch Tax Counsel for the Company. At the Closing Time, the Representatives shall have received a written opinion, dated as of the Closing Time, of KPMG Meijburg & Co., special Dutch tax counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters to the effect set forth in Exhibit E hereto and to such further effect as counsel for the Underwriters may reasonably request. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and certificates of public officials. Such opinion may also contain other customary appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

            (h) Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries, considered as one enterprise, and the Representatives shall have received certificates of an executive of the Company, dated as of the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1 hereof were true and correct when made and are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company shall have complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and, to such officer’s knowledge, no proceedings for that purpose have been instituted or are pending or are contemplated by the Commission.

            (i) Accountant’s Comfort Letters. At the time of the execution of this Agreement, the Representatives shall have received from each of Ernst & Young Accountants and KPMG Accountants N.V. a letter, dated as of the date hereof, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus, including reports incorporated by reference therein, in each case as specified by counsel for the Underwriters.

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            (j) Bring-down Comfort Letters. At the Closing Time, the Representatives shall have received from each of Ernst & Young Accountants and KPMG Accountants N.V. a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (i) of this Section, except that the specified date referred to shall be a date not more than five business days prior to the Closing Time.

            (k) Maintenance of Rating. At the Closing Time, the Perpetual Debt Securities shall be rated at least “A1", on review for possible downgrade, by Moody’s and “A-” by S&P, and the Company shall have delivered to the Representatives a letter dated on, or prior to, the Closing Time, from each such rating agency, or other evidence satisfactory to the Representatives, confirming that the Perpetual Debt Securities have such ratings. Since the date of this Agreement, there shall not have occurred a downgrading in the rating assigned to any securities of the Company by any “nationally recognized statistical rating agency,” as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act, and no such organization shall have publicly announced that it has under surveillance or review, that does not indicate an improvement, its rating of any securities of the Company.

            (l) Approval of Listing. At the Closing Time, the Perpetual Debt Securities shall have been approved for listing on the New York Stock Exchange, subject only to official notice of issuance, and approved for settlement through DTC, Euroclear and Clearstream.

            (m) Over-Allotment Option. In the event that the Underwriters exercise their option to purchase all or any portion of the Option Underwritten Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company or any of its subsidiaries hereunder shall be true and correct as of each Date of Delivery, and, at the relevant Date of Delivery, the Representatives shall have received:

    (i)   A certificate, dated such Date of Delivery, of an executive of the Company, confirming that the certificate delivered at the Closing Time pursuant to Section 5(h) hereof remains true and correct as of such Date of Delivery.

(ii) The written opinion, dated such Date of Delivery, of De Brauw Blackstone Westbroek N.V., Dutch counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, relating to the Option Underwritten Securities and otherwise to the same effect as the opinion required by Section 5(b) hereof.

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    (iii)   The written opinion, dated such Date of Delivery, of Diederik van Wassenaer, General Counsel of the Company, in form and substance satisfactory to counsel for the Underwriters, relating to the Option Underwritten Securities and otherwise to the same effect as the opinion required by Section 5(c) hereof.

    (iv)   The written opinion, dated such Date of Delivery, of Sullivan & Cromwell, U.S. counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, relating to the Option Underwritten Securities and otherwise to the same effect as the opinion required by Section 5(d) hereof.

    (v)   The written opinion, dated such Date of Delivery, of Davis Polk & Wardwell, counsel for the Underwriters, relating to the Option Underwritten Securities and otherwise to the same effect as the opinion required by Section 5(e) hereof.

    (vi)   The written opinion, dated such Date of Delivery, of KPMG Meijburg & Co., special Dutch tax counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, relating to the Option Underwritten Securities and otherwise to the same effect as the opinion required by Section 5(g) hereof.

    (vii)   A letter, dated such Date of Delivery, from each of Ernst & Young Accountants and KPMG Accountants N.V., in form and substance satisfactory to the Representatives, substantially in the same form and substance as the letters furnished to the Representatives pursuant to Section 5(j) hereof, except that the “specified date” on the letters furnished pursuant to this paragraph shall be a date not more than three business days prior to such Date of Delivery.

    (viii)   A letter, dated such Date of Delivery, from each of Moody’s and S&P, or other evidence satisfactory to the Representatives, confirming that the Perpetual Debt Securities are rated at least “A1", on review for possible downgrade, by Moody’s and “A-” by S&P and that since the date of this Agreement, no downgrading in, or withdrawal of, the rating assigned to the Perpetual Debt Securities or any other securities of the Company by any “nationally recognized statistical rating agency” as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act has occurred, and no such organization has publicly announced that it has under surveillance or review, that does not indicate an improvement, its rating of the Perpetual Debt Securities or any other securities of the Company.

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            (n) Additional Documents. At the Closing Time and at each Date of Delivery, counsel for the Underwriters shall have been furnished with such documents as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Perpetual Debt Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained. All proceedings taken by the Company in connection with the issuance and sale of the Perpetual Debt Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

            (o) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled in all material respects when and as required to be fulfilled, this Agreement (or, with respect to the Underwriters’ exercise of any applicable over-allotment option for the purchase of Option Underwritten Securities on a Date of Delivery after the Closing Time, the obligations of the Underwriters to purchase the Option Underwritten Securities on such Date of Delivery) may be terminated by the Representatives by notice to the Company at any time at or prior to the Closing Time (or such Date of Delivery, as applicable), and such termination shall be without liability of any party to any other party except as provided in Section 4 hereof and except that Sections 1, 6 and 8 hereof shall survive any such termination and remain in full force and effect.

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            SECTION 6. Indemnification.

            (a) Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act (each an “Indemnified Person”), as follows:

    (i)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus or the Prospectus as amended or supplemented or any amendment or supplement thereto, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

    (i)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

    (i)   against any and all expense whatsoever, as incurred (including, subject to Section 6(c) hereof, the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that the indemnity set forth in this Section 6(a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in

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reliance upon, and in conformity with, written information furnished to the Company by any Underwriter directly or through the Representatives expressly for use in the Registration Statement (or any amendment thereto), or any Preliminary Prospectus or the Prospectus as amended or supplemented, or any amendment or supplement thereto and, provided, further, that the Company shall not be liable to any Indemnified Person under this Section 6(a) with respect to the Registration Statement (or any amendment thereto), or any Preliminary Prospectus or the Prospectus as amended or supplemented, or any amendment or supplement thereto to the extent that any such loss, claim, damage or liability of such Indemnified Person results from the fact that such Indemnified Person or the Underwriter it controls sold Perpetual Debt Securities to a person as to whom it shall be established that there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Prospectus or the Prospectus as amended or supplemented in any case where such delivery is required by the 1933 Act if the Company has previously furnished copies thereof in sufficient quantity to such Indemnified Person or the Underwriter it controls and the loss, claim, damage or liability of such Indemnified Person results from an untrue statement or omission of a material fact contained in a Preliminary Prospectus which was identified in writing prior to the date hereof to such Indemnified Person or the Underwriter it controls and corrected in the Prospectus (as then amended or supplemented).

            (b) Indemnification of the Company, Directors and Officers. Each Underwriter, severally in proportion to its respective purchase obligation and not jointly, agrees to indemnify and hold harmless the Company, its respective directors or Supervisory or Executive Board members, each of the officers of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), or any Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use in the Registration Statement (or any amendment thereto) or such Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto).

            (c) Actions Against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially

22

prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company, provided that if it so elects within a reasonable time after receipt of such notice, an indemnifying party, jointly with any other indemnifying party receiving such notice, may assume the defense of such action with counsel chosen by it and approved by the indemnified parties defendant in such action (which approval shall not be unreasonably withheld), unless such indemnified parties reasonably object to such assumption on the ground that there may be legal defenses available to them which are different from or in addition to those available to such indemnifying party. If an indemnifying party assumes the defense of such action, the indemnifying party shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action.

            An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying party be liable for fees and expenses of more than one counsel (in addition to any one firm of local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

            No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

            (d) Settlement Without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) hereof effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the

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aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

            SECTION 7. Contribution.

            In order to provide for just and equitable contribution in circumstances under which the indemnification provided for in Section 6 hereof is for any reason held to be unenforceable by an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Perpetual Debt Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

            The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Perpetual Debt Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Perpetual Debt Securities pursuant to this Agreement (before deducting expenses but after deducting the total underwriting commission received by the Underwriters) received by the Company and the total underwriting commission received by the Underwriters, in each case as set forth on the cover of the Prospectus as amended or supplemented, bear to the aggregate initial public offering price of the Perpetual Debt Securities as set forth on such cover.

            The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

            The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata

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allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

            Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Perpetual Debt Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

            No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

            For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director or Supervisory or Executive Board member of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the aggregate principal amount of Initial Underwritten Securities set forth opposite their respective names in Schedule A hereto and not joint.

            SECTION 8. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of their subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person, or by or on behalf of the Company, and shall survive delivery of the Perpetual Debt Securities to the Underwriters.

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            SECTION 9. Termination of Agreement.

            (a) Termination; General. The Representatives may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Time or any relevant Date of Delivery (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings or business affairs or business prospects of the Company and its subsidiaries, considered as one enterprise, whether or not arising in the ordinary course of business, (ii) if there has occurred any material adverse change in the international financial markets or the financial markets in the United States or The Netherlands, or any outbreak of hostilities or escalation thereof affecting the United States or The Netherlands or other calamity or crisis, or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is, in the judgment of the Representatives (after a discussion with the Company to the extent practicable), so material and adverse as to make it impracticable or inadvisable to market the Perpetual Debt Securities or to enforce contracts for the sale of the Perpetual Debt Securities on the terms and in the manner contemplated in the Prospectus, as amended or supplemented, (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, the New York Stock Exchange or the Luxembourg Stock Exchange, or if trading generally on the American Stock Exchange or the New York Stock Exchange or in the Nasdaq National Market has been suspended or limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any such exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, (iv) if trading in any securities of the Company has been suspended or limited on any stock exchange in The Netherlands, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required by any such stock exchange or any competent governmental authority in or of The Netherlands, (v) if a banking moratorium has been declared by either Federal, New York, or Netherlands authorities or (vi) if there has occurred a change or an official announcement by a competent authority of a forthcoming change in Dutch taxation materially adversely affecting the Company or the imposition of exchange controls by the United States or The Netherlands.

            (b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 hereof shall survive such termination and remain in full force and effect.

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            SECTION 10. Default by One or More of the Underwriters.

            If one or more of the Underwriters shall fail at the Closing Time or the relevant Date of Delivery, as the case may be, to purchase the Perpetual Debt Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

    (i)   if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Perpetual Debt Securities to be purchased hereunder, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii) if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Perpetual Debt Securities to be purchased hereunder, this Agreement (or, with respect to the Underwriters’ exercise of any applicable over-allotment option for the purchase of Option Underwritten Securities on a Date of Delivery after the Closing Time, the obligations of the Underwriters to purchase, and the Company to sell, such Option Underwritten Securities on such Date of Delivery) shall terminate without liability on the part of any non-defaulting Underwriter.

            No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

            In the event of any such default which does not result in (i) a termination of this Agreement or (ii) in the case of a Date of Delivery after the Closing Time, a termination of the obligations of the Underwriters and the Company with respect to the related Option Underwritten Securities, as the case may be, either the Representatives or the Company shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement or the Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

27

            SECTION 11. Notices. All notices, requests, statements and other communications hereunder shall be in writing and shall be delivered or sent by mail, messenger or any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated, North Tower, World Financial Center, New York, New York, 10281-1209, Attention: Debt Capital Markets — Financial Institution Group, Facsimile No. 212-449-6700; and notices to the Company shall be directed to ING Groep N.V. at Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands, Attention: General Counsel, Facsimile No. 31-20-541-8723. Any such notice, request, statement or communication shall be effective upon receipt thereof.

            SECTION 12. Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors and Supervisory Board members and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and Supervisory Board members or the equivalent and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Perpetual Debt Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

            SECTION 13. Governing Law, Submission for Jurisdiction.

            (a) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

            (b) Submission to Jurisdiction. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any Federal court located in the State of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company irrevocably waives any immunity to jurisdiction to

28

which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement or the transactions contemplated hereby which is instituted in any New York court or in any competent court in The Netherlands. The Company has appointed Corporation Service Company, Albany, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York court by any Underwriter or by any person who controls any Underwriter, expressly consent to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon such Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

            SECTION 14. Judgement Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars. In the event that any such Underwriter, as a result of any variation as noted in (i) or (ii) above, recovers an amount of United States dollars on conversion of a sum paid in a judgment currency which amount is in excess of the judgment or order given or made in United States dollars, such Underwriter shall remit such excess to the Company.

            SECTION 15. Effect of Headings. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

29

            If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Very truly yours,
ING GROEP N.V.
By:	/s/ Koos Timmermans

	Name: Title:	Koos Timmermans Authorized Representative
By:	/s/ Johannes D. Wolvius

	Name: Title:	Johannes D. Wolvius Authorized Representative

Confirmed and Accepted,
as of the date first above written:

ING FINANCIAL MARKETS LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
                          INCORPORATED
MORGAN STANLEY & CO. INCORPORATED

             Acting severally on behalf of
             themselves and as Representatives of
             the other Underwriters named in
             Schedule A hereto.

By:	ING FINANCIAL MARKETS LLC
By:	/s/ Don Taggart

	Name: Title:	Don Taggart Authorized Officer

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Richard N. Doyle

	Name: Title:	Richard N. Doyle Authorized Officer

By:	MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Michael Fusco

	Name: Title:	Michael Fusco Executive Director

SCHEDULE A

Name of Underwriter	Principal Amount of Perpetual Debt Securities
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$120,087,500
Morgan Stanley & Co. Incorporated	US$120,087,500
ING Financial Markets LLC	US$119,625,000
Prudential Securities Incorporated	US$119,625,000
Salomon Smith Barney Inc.	US$119,625,000
Wachovia Securities, Inc.	US$119,625,000
UBS Warburg LLC	US$119,625,000
BNP Paribas Securities Corp.	US$19,600,000
J.P. Morgan Securities Inc.	US$19,600,000
Bear, Stearns & Co. Inc.	US$5,000,000
CIBC World Markets Corp.	US$5,000,000
Deutsche Bank Securities Inc.	US$5,000,000
A.G. Edwards & Sons, Inc.	US$5,000,000
H&R Block Financial Advisors, Inc.	US$5,000,000
HSBC Securities (USA) Inc.	US$5,000,000
Legg Mason Wood Walker, Incorporated	US$5,000,000
Quick & Reilly, Inc.	US$5,000,000
RBC Dain Rauscher Inc.	US$5,000,000
Charles Schwab & Co., Inc.	US$5,000,000
TD Waterhouse Investor Services, Inc.	US$5,000,000
US Bancorp Piper Jaffray	US$5,000,000
Wells Fargo Investment Services, LLC	US$5,000,000

SA-1

Name of Underwriter	Principal Amount of Perpetual Debt Securities
Advest, Inc.	US$2,500,000
Robert W. Baird & Co. Incorporated	US$2,500,000
Banc of America Securities LLC	US$2,500,000
Banc One Capital Markets, Inc.	US$2,500,000
BB&T Capital Markets, a division of Scott and Stringfellow, Inc.	US$2,500,000
William Blair & Company L.L.C	US$2,500,000
Crowell, Weedon & Co.	US$2,500,000
Davenport & Company LLC	US$2,500,000
D.A. Davidson & Co.	US$2,500,000
Fahnestock & Co. Inc.	US$2,500,000
Fifth Third Securities, Inc.	US$2,500,000
J.J.B. Hilliard, W.L. Lyons, Inc.	US$2,500,000
Janney Montgomery Scott LLC	US$2,500,000
C.L. King & Associates, Inc.	US$2,500,000
McDonald Investments Inc., a KeyCorp Company	US$2,500,000
Mesirow Financial, Inc.	US$2,500,000
Morgan Keegan & Company, Inc.	US$2,500,000
Parker/Hunter Incorporated	US$2,500,000
Raymond James & Associates, Inc.	US$2,500,000
Ryan, Beck & Co.	US$2,500,000
SWS Securities, Inc.	US$2,500,000
Stifel, Nicolaus & Company, Incorporated	US$2,500,000
SunTrust Capital Markets, Inc.	US$2,500,000
Total	US$1,000,000,000

SA-2

EXHIBIT A

FORM OF OPINION OF DUTCH COUNSEL TO THE COMPANY

        1.        The Company has been duly incorporated and is validly existing as a legal entity in the form of a public company with limited liability (naamloze vennootschap) under the law of The Netherlands.

        2.        The Company has full corporate power and authority to execute and deliver the Agreements, to issue, execute and deliver the Perpetual Debt Securities and to perform its obligations under the Agreements and the Perpetual Debt Securities.

        3.        The Company has taken all necessary corporate action to authorise the issuance of the Perpetual Debt Securities, the execution and delivery by the Company of the Agreements and the performance by the Company of its obligations under the Perpetual Debt Securities and the Agreements.

        4.        The choice of New York law as the law governing the Agreements (with the exception of Article 7 of the Supplemental Indenture) and the Perpetual Debt Securities, is recognised under Dutch law by the courts of The Netherlands, and, accordingly, under Dutch law (i) New York law determines the validity, binding effect and enforceability of the Agreements (with the exception of Article 7 of the Supplemental Indenture) and of the Perpetual Debt Securities and (ii) the courts of The Netherlands are legally bound to apply New York law to the Agreements (with the exception of Article 7 of the Supplemental Indenture) and the Perpetual Debt Securities and to determine the validity and binding nature and enforceability thereof by so applying New York law.

        5.        Under Dutch law, in a proceeding in a court of the State of New York, New York law determines the validity, binding effect and enforceability against the Company of the submission by the Company to the jurisdiction of the courts of the State of New York as provided in the Agreements and, under Dutch law, New York law determines the effectiveness of the service of process upon the Company as provided in the Agreements in any legal action or proceeding in a New York court as provided in the Agreements.

        6.        Each of the Agreements and the Perpetual Debt Securities have been duly executed and delivered by the Company.

        7.        The subordination as provided for in Article 7 of the Supplemental Indenture is recognised under Dutch law as valid, binding and enforceable. Accordingly, the Perpetual Debt Securities will rank pari passu, without preference, among themselves and will be subordinated to Senior Debt as defined in the Supplemental Indenture.

        8.        The Company is not entitled to any sovereign immunity from any legal proceedings in The Netherlands to enforce the Agreements or the Perpetual Debt Securities or any liability or obligation of the Company arising thereunder.

        9.        The execution and delivery by the Company of the Agreements and the Perpetual Debt Securities and the performance by the Company and the other parties thereto of their respective obligations under the Agreements and the Perpetual Debt Securities do not conflict with or result in a breach of any provision of Dutch law or the Company’s Articles of Association.

        10.        No license, authorisation, permission or consent from any public authority or governmental agency of The Netherlands is required under Dutch law for the valid authorisation, execution and the delivery by the Company and the other parties thereto of the Agreements, for the performance by the Company and the other parties thereto of their respective obligations under the Agreements or for the authorisation, execution and delivery by the Company of the Perpetual Debt Securities or the performance by the Company of its obligations under the Perpetual Debt Securities, except as may be required in connection with an amendment to the Company’s Articles of Association increasing the authorised capital of the Company allowing it to issue Ordinary Shares in connection with the performance by the Company under Article 4 of the Supplemental Indenture and the Perpetual Debt Securities.

        11.        In order to ensure the legality, validity, enforceability or admissibility in evidence of the Agreements or the Perpetual Debt Securities, it is not necessary that they be filed or recorded with any public office in The Netherlands.

        12.        No exchange control regulations are currently in force in The Netherlands and no authorisation, approval, consent or license from any governmental authority or agency of or in The Netherlands is required for the payment by the Company of any amounts under the Perpetual Debt Securities, except for notifications with De Nederlandsche Bank N.V. (Dutch Central Bank) as may be required in the Act on Financial Relations with Foreign Countries (Wet financiële betrekkingen buitenland).

        13.        The Company can sue and be sued in its own name.

        14.        It is not necessary that The Bank of New York, acting in its capacity as trustee under the Indenture, should be licensed, qualified or otherwise entitled to carry on business in The Netherlands (i) in order to enable it to enforce it rights, or exercise any power, duty or obligation conferred or imposed on it, under the

Indenture or (ii) by reason of the execution and delivery of the Indenture by it or of the performance by it of its obligations thereunder.

        For purposes of the opinion of Dutch counsel, the following definition has been employed:

        “Agreements”: the Underwriting Agreement, the Indenture and the Calculation Agency Agreement.

EXHIBIT B

FORM OF OPINION OF GENERAL COUNSEL TO THE COMPANY

        1.       The execution and delivery by the Company of the Perpetual Debt Securities, the Underwriting Agreement, the Indenture and the Calculation Agency Agreement, the performance by the Company and the other parties thereto of their respective obligations under the Perpetual Debt Securities, the Underwriting Agreement, the Indenture and the Calculation Agency Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company under any material indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the properties or assets of the Company is subject, except for any such conflict, breach, violation or default which is waived or will not have (A) a material adverse effect on the transactions contemplated by the Underwriting Agreement, the Indenture and the Calculation Agency Agreement or (B) a Material Adverse Effect; nor will such actions result in any violation of the provisions of the Articles of Association of the Company, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of the properties or assets of the Company, except for a violation that will not have a Material Adverse Effect.

        2.        To my knowledge, except as disclosed in the Prospectus, as amended or supplemented, there are no actions, suits or proceedings before or by any government, governmental instrumentality or court, either domestic or foreign, which involve the Company or any property or assets of the Company, which if determined adversely to the Company are likely, individually or in the aggregate, to have a Material Adverse Effect or adversely affect the consummation of the transactions contemplated by the Underwriting Agreement, the Indenture and the Calculation Agency Agreement or the performance by the Company of its obligations under the Perpetual Debt Securities, the Underwriting Agreement, the Indenture and the Calculation Agency Agreement and, to the best of my knowledge, no such proceedings are pending or threatened.

B-1

EXHIBIT C

FORM OF OPINION OF U.S. COUNSEL TO THE COMPANY

        1.        The Indenture has been qualified under the 1939 Act. The Indenture constitutes a valid and binding agreement of the Company (except that we express no opinion with respect to Article 7 (Subordination) of the Supplemental Indenture), enforceable against the Company in accordance with its terms subject to the Bankruptcy Exceptions. The choice of Dutch law as the law expressed to govern Article 7 (Subordination) of the Supplemental Indenture will be recognized under the laws of New York and should be upheld as a valid choice of law by New York courts and applied by such courts in proceedings relating to the obligations of the parties under such agreement, unless the application of Dutch law would contravene the public policy of the State of New York or US federal law.

        2.        The Calculation Agency Agreement has been duly executed and delivered by the Company insofar as New York law is concerned and constitutes a valid and binding agreement of the Company, enforceable against the Company by the other parties thereto in accordance with its terms subject to the Bankruptcy Exceptions.

        3.        The Perpetual Debt Securities have been duly executed and delivered by the Company insofar as New York law is concerned and constitute valid and binding obligations of the Company (except that we express no opinion with respect to Article 7 (Subordination) of the Supplemental Indenture), enforceable against the Company by the other parties thereto in accordance with their terms subject to the Bankruptcy Exceptions.

        4.        The Company is not, and after giving effect to the offering and sale of the Perpetual Debt Securities and the application of the net proceeds therefrom as described in the Prospectus will not be, required to be registered as an “investment company” under the 1940 Act.

        5.        All regulatory consents, authorizations, approvals and filings required to be obtained or made by the Company under the Federal laws of the United States and the laws of the State of New York for the issuance and sale of the Perpetual Debt Securities by the Company and the compliance by the Company with the provisions of the Underwriting Agreement, Indenture and Calculation Agency Agreement have been obtained or made; provided, however, that in this paragraph 5, we express no opinion with respect to Federal or State securities laws.

        6.        The statements in the Prospectus Supplement under the caption “Description of the ING Perpetual Debt Securities” and in the Base Prospectus under the caption “Description of Debt Securities We May Offer,” insofar as such statements purport to constitute a summary of the terms of the Perpetual Debt Securities and the Indenture, and, in the Base Prospectus under the caption “ERISA Considerations,” insofar as such statements purport to constitute a summary of the matters described therein, constitute accurate summaries thereof in all material respects.

        7.        We hereby confirm (i) our opinion set forth in Exhibit 8.1 of the Registration Statement in respect of the sub-section of the Base Prospectus captioned “Taxation—Material Tax Consequences of Owning Our Debt Securities—United States Taxation” and (ii) that, subject to the qualifications set forth therein, the discussions set forth in (A) the sub-section of the Base Prospectus captioned “Taxation—Material Tax Consequences of Owning Our Debt Securities—United States Taxation” and (B) the section of the Prospectus Supplement captioned “United States Taxation” are accurate summaries of the U.S. federal income tax matters described therein.

        8.        The Registration Statement (as of its date of effectiveness) and the Prospectus (as of its date) (other than the reports of experts pertaining to the financial statements and the financial statements and other financial information contained therein, as to which we express no opinion) appeared on their face to be appropriately responsive, in all material respects, with the applicable requirements of the 1933 Act, the 1939 Act, the 1933 Act Regulations and the 1939 Act Regulations.

        9.        Each document filed with the Commission pursuant to the 1934 Act (other than reports on Form 6-K or reports of experts pertaining to the financial statements and the financial statements and other financial information contained in any document, as to which we express no opinion) that is incorporated by reference in the Prospectus, when so filed, complied as to form in all material respects with the requirements of the particular form of the Commission upon which it was filed.

        10.        The execution and delivery of the Perpetual Debt Securities, Underwriting Agreement, Indenture and Calculation Agency Agreement, consummation of the transactions contemplated thereby and the compliance with the terms thereof do not and will not violate any existing applicable New York or federal law, rule or regulation; provided, however, that, for purposes of this paragraph 10, we express no opinion with respect to Federal or state securities laws, other antifraud laws and fraudulent transfer laws; provided, further, that insofar as performance by the Company of its obligations under the Perpetual Debt Securities, Indenture and Calculation Agency Agreement is concerned, we express no opinion as to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor’s rights.

        11.        To our knowledge, there is no pending or threatened action, suit or proceeding before any New York or U.S. federal court or governmental agency,

authority or body involving the Company or any of its consolidated subsidiaries of a character required to be disclosed in the Prospectus that is not adequately disclosed as required.

        12.        Assuming that the Underwriting Agreement, Indenture and Calculation Agency Agreement have been duly authorized, executed and delivered by the Company insofar as Netherlands law is concerned, then under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 13(b) of the Underwriting Agreement, Section 113 of the Indenture and Section 12 of the Calculation Agency Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, the City of New York, New York, in any action arising out of or relating to the Underwriting Agreement, Indenture and Calculation Agency Agreement or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed an authorized agent for the purpose described in the Underwriting Agreement, Indenture and Calculation Agency Agreement; and service of process effected on such agent in the manner set forth in the Underwriting Agreement, Indenture and Calculation Agency Agreement will be effective to confer valid personal jurisdiction over the Company.

        13.        Nothing has come to our attention that would lead us to believe that the Registration Statement (except for financial statements and schedules and other financial data included therein, as to which we have not been asked to comment), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus, as amended or supplemented (except for financial statements and schedules and other financial data included therein, as to which we have not been asked to comment), as of the date of such Prospectus, as amended or supplemented, and at the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

EXHIBIT D

FORM OF OPINION OF COUNSEL TO THE INDENTURE TRUSTEE

        1.        The Indenture Trustee is a New York banking corporation duly incorporated and validly existing under the laws of the State of New York.

        2.        The Indenture Trustee has the requisite power and authority to execute, deliver and perform the Indenture and has taken all necessary corporate action to authorize the execution, delivery and performance of the Indenture.

        3.        The Indenture constitutes a legal, valid and binding obligation of the Indenture Trustee, enforceable against it in accordance with its terms, except to the extent that enforcement thereof may be limited by the Bankruptcy Exceptions.

        4.        The execution, delivery and performance of the Indenture by the Indenture Trustee do not and will not conflict with or result in a breach of any existing applicable New York or federal law, rule or regulation, the Indenture Trustee’s Organization Certificate, the Indenture Trustee’s By-laws, the terms of any indenture or other agreement or instrument to which the Indenture Trustee is a party or is bound or any judgment, order or decree applicable to the Indenture Trustee of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Indenture Trustee.

        5.        No consent, authorization, approval or filing of, registration with or notice to any Federal or New York State banking authority is required for the execution, delivery or performance of the Indenture by the Indenture Trustee.

        6.        Each of the Indenture and the Calculation Agency Agreement has been duly executed and delivered by the Indenture Trustee.

D-1

EXHIBIT E

FORM OF OPINION OF TAX COUNSEL TO THE COMPANY

        1.        We hereby confirm (i) our opinion set forth in Exhibit 8.2 of the Registration Statement in respect of the sub-section of the Base Prospectus captioned “Taxation—Material Tax Consequences of Owning Our Debt Securities—Netherlands Taxation” and (ii) that, subject to the qualifications set forth therein, the discussions set forth in (A) the sub-section of the Base Prospectus captioned “Taxation—Material Tax Consequences of Owning Our Debt Securities—Netherlands Taxation” and (B) the section of the Prospectus Supplement captioned “The Netherlands Taxation” are accurate summaries of the Dutch tax matters described therein.

        2.        The Company is not required under the laws of The Netherlands or regulations of any tax authority in The Netherlands to deduct or withhold any amount for or on account of tax from any payment to be made on the Perpetual Debt Securities and no stamp duties or similar tax are or will be payable in The Netherlands in connection with the offering of the Perpetual Debt Securities or the execution of the Perpetual Debt Securities, the Underwriting Agreement, the Indenture or the Calculation Agency Agreement, except for the tax due by the Company upon any issuance of the Company’s ordinary shares pursuant to the Alternative Interest Satisfaction Mechanism (as defined in the Prospectus Supplement).

E-1

SECOND SUPPLEMENTAL INDENTURE

between

ING GROEP N.V.,
as Issuer

and

THE BANK OF NEW YORK,
as Trustee

Dated as of December 12, 2002

to the Subordinated Indenture between

ING GROEP N.V.,
as Issuer

and

THE BANK OF NEW YORK,
as Trustee

Dated as of July 18, 2002

$1,000,000,000 principal amount of 7.20% ING Perpetual Debt Securities

                                    ARTICLE 1
                                   DEFINITIONS

SECTION 1.01.  Definitions of Terms............................................2

                                    ARTICLE 2
          GENERAL TERMS AND CONDITIONS OF THE 7.20% ING PERPETUAL DEBT
                                   SECURITIES

SECTION 2.05.  Mandatory Payment Events; Mandatory Partial Payment
         Events...............................................................17

                                    ARTICLE 3
             OPTIONAL REDEMPTION AND REDEMPTION UPON CERTAIN EVENTS

SECTION 3.01.  Optional Redemption............................................18
SECTION 3.02.  Optional Purchase..............................................19

                                    ARTICLE 4
                   ALTERNATIVE INTEREST SATISFACTION MECHANISM

SECTION 4.01.  Conditions Precedent...........................................19
SECTION 4.02.  Notices of Exercise of Alternative Interest Satisfaction

                                    ARTICLE 5
                                    REMEDIES

SECTION 5.01.  Defaults; Collection of Indebtedness and Suits for
         Enforcement by Trustee...............................................25

2

                                    ARTICLE 6
                             COVENANTS OF THE ISSUER

SECTION 6.07.  Payment of Proceeds from Sale of Payment Ordinary

                                    ARTICLE 7
                                  SUBORDINATION

SECTION 7.01.  Agreement to Subordinate.......................................29
SECTION 7.02.  Section 1401 of the Subordinated Indenture.....................30

                                    ARTICLE 8
                   FORM OF 7.20% ING PERPETUAL DEBT SECURITIES

SECTION 8.01.  Form of 7.20% ING Perpetual Debt Securities....................30

                                    ARTICLE 9
              ORIGINAL ISSUE OF 7.20% ING PERPETUAL DEBT SECURITIES

SECTION 9.01.  Original Issue of 7.20% ING Perpetual Debt Securities..........31

                                   ARTICLE 10
                                   WINDING UP

SECTION 10.01.  Winding Up....................................................31

                                   ARTICLE 11
                           SATISFACTION AND DISCHARGE

SECTION 11.01.  Satisfaction and Discharge....................................32

3

                                   ARTICLE 12
                                  MISCELLANEOUS

SECTION 12.01.  Issuance of Definitive Securities.............................32
SECTION 12.02.  Ratification of Subordinated Indenture; Second

i

        SECOND SUPPLEMENTAL INDENTURE dated as of December 12, 2002 (the “Second Supplemental Indenture”) between ING Groep N.V., a company incorporated in The Netherlands (the “Company”), having its statutory seat in Amsterdam and its principal office at Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands, and The Bank of New York, a New York banking corporation having its Corporate Trust Office at 101 Barclay Street, New York, New York, 10286, as trustee (the “Trustee”) to the Subordinated Indenture, dated July 18, 2002, between the Company and the Trustee (the “Subordinated Indenture”, and together with this Second Supplemental Indenture, the “Indenture”). In addition, The Bank of New York, through its New York and London branches, has agreed to act as Paying Agent hereunder.

        WHEREAS, the Company and the Trustee executed and delivered the Subordinated Indenture to provide for the future issuance of the Company’s Securities to be issued from time to time in one or more series as might be determined by the Company under the Subordinated Indenture, in an unlimited aggregate principal amount, which may be authenticated and delivered as provided in the Subordinated Indenture;

        WHEREAS, Section 301 of the Subordinated Indenture permits the terms of any series of Securities to be established pursuant to a Board Resolution or in one or more indentures supplemental to the Subordinated Indenture;

        WHEREAS, the Company desires to issue a series of Securities, the terms of which it deems appropriate to set out in this Second Supplemental Indenture;

        WHEREAS, pursuant to the terms of the Subordinated Indenture, the Company may issue Securities now and additional Securities of the same or different series at later dates under the Subordinated Indenture, as established by the Company, and the Company desires to initially issue $1,000,000,000 aggregate principal amount of securities, entitled the 7.20% ING Perpetual Debt Securities (the “7.20% ING Perpetual Debt Securities”), the form and substance of such 7.20% ING Perpetual Debt Securities and the terms, provisions and conditions thereof to be set forth as provided in the Subordinated Indenture as supplemented by this Second Supplemental Indenture;

        WHEREAS, pursuant to Section 301 of the Subordinated Indenture, the Company desires to appoint The Bank of New York, through its New York and London branches, to act as Paying Agent with respect to the 7.20% ING Perpetual Debt Securities and ING Financial Markets LLC, as Calculation Agent with respect to the 7.20% ING Perpetual Debt Securities;

        WHEREAS, the 7.20% ING Perpetual Debt Securities shall be treated as a separate series of Securities in accordance with the terms of the Indenture and for all purposes under the Indenture; and

        WHEREAS, the Company has duly authorized the execution and delivery of this Second Supplemental Indenture and requested that the Trustee execute and deliver this Second Supplemental Indenture, and all requirements necessary to make this Second Supplemental Indenture a valid and binding instrument in accordance with its terms have been done.

        NOW THEREFORE, in consideration of the purchase and acceptance of the 7.20% ING Perpetual Debt Securities by the Holders thereof, and for the purpose of setting forth, as provided in the Indenture, the form and substance of the 7.20% ING Perpetual Debt Securities and the terms, provisions and conditions thereof, the Company covenants and agrees with the Trustee and the Paying Agent as follows:

ARTICLE 1
DEFINITIONS

        SECTION 1.01. Definitions of Terms. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) a term defined in the Subordinated Indenture and not otherwise defined herein has the same meaning when used in this Second Supplemental Indenture;

(b) unless otherwise specified, a reference to a Section or Article is to a Section or Article of this Second Supplemental Indenture;

(c) headings are for convenience of reference only and do not affect interpretation; and

(d) the following terms have the meanings given to them in this Section 1.01(d) and shall have the meaning set forth below for purposes of this Second Supplemental Indenture and the Subordinated Indenture as it relates to the series of 7.20% ING Perpetual Debt Securities created hereunder.

        “Accrued Interest Payment” means Interest that shall continue to accrue after an Interest Payment Date in respect of an Elective Deferral Interest Payment,

the failure to make a payment when due on a date of redemption, certain Payments which cannot be made due to insufficient Ordinary Shares to satisfy the Alternative Interest Satisfaction Mechanism and failure to make a Payment more than 14 days after its due date due to a Market Disruption Event.

        “Additional Amounts” has the meaning specified in Section 1006 of the Subordinated Indenture.

        “Alternative Interest Satisfaction Mechanism” has the meaning specified in Section 4.03 hereof.

        “Assets” means the non-consolidated gross assets of the Company as shown by the most recently published audited balance sheet of the Company, but adjusted for contingencies and subsequent events and to such extent as the directors, external auditors or, as the case may be, the liquidator may determine to be appropriate.

        “Associated Costs” has the meaning assigned to such term in the Calculation Agency Agreement.

        “Associated Cost Ordinary Shares” means Ordinary Shares issued by the Company in accordance with Section 4.03(c)(iii) hereof.

        “Base Redemption Price” in respect of the 7.20% ING Perpetual Debt Securities means a redemption price equal to 100% of the aggregate principal amount, together with any Outstanding Payments accrued to and including the date fixed for redemption.

        “Business Day” means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The Netherlands or New York City generally are authorized or obligated by law, regulation or executive order to close.

        “Calculation Agency Agreement” means the calculation agency agreement, dated as of December 12, 2002, between the Company and the Calculation Agent, relating to the 7.20% ING Perpetual Debt Securities, as the same may be amended from time to time.

        “Calculation Agent” means ING Financial Markets LLC, as calculation agent in relation to the 7.20% ING Perpetual Debt Securities, or its successor or successors for the time being appointed under the Calculation Agency Agreement.

        “Deferral Interest Rate” means an interest rate equal to the Fixed Interest Rate.

        “Deferral Notice” means a notice to the Trustee, the Holders, the Paying Agent, if different than the Trustee, and the Calculation Agent that a Payment will be deferred in accordance with the Indenture.

        “Deferred Interest Payment” means any Elective Deferral Interest Payment, or part thereof, which has not subsequently been satisfied, or any Required Deferral Interest Payment, or part thereof, which has not subsequently been either (i) satisfied, or (ii) deferred pursuant to Section 2.04(f) hereof.

        “Deferred Interest Satisfaction Date” means the earlier of

(i) with respect to a Required Deferral Interest Payment, the Interest Payment Date following the 19th Business Day after the Required Deferral Condition fails to be met;

(ii) the date on which the Company has resolved to satisfy a Deferred Interest Payment as set forth in a notice to the Trustee, the Holders, the Paying Agent, if different than the Trustee, and the Calculation Agent; or

(iii) the date on which the Company is required to satisfy all Deferred Interest Payments due to the occurrence of a Mandatory Payment Event or a Mandatory Partial Payment Event.

        “DTC” means the Depository Trust Company.

        “Elective Deferral Interest Payment” means any Payment on the 7.20% ING Perpetual Debt Securities that is deferred due to the circumstances set forth in Section 2.04(f) hereof.

        “Fixed Interest Rate” has the meaning set forth in Section 2.04(b) hereof.

        “Indenture” has the meaning set forth in the recitals of this Second Supplemental Indenture.

        “7.20% ING Perpetual Debt Securities” has the meaning set forth in the recitals of this Second Supplemental Indenture, and shall include, unless the context otherwise requires, any further 7.20% ING Perpetual Debt Securities which the Company is permitted to issue and which will form a single series with the 7.20% ING Perpetual Debt Securities.

        “Interest” means interest payments on the 7.20% ING Perpetual Debt Securities as calculated in accordance with Sections 2.04(b) and (c) hereof and shall, where appropriate, include Interest Amounts, Deferred Interest Payments and Accrued Interest Payments.

      “Interest Amount” means

(i) in respect of an Interest Payment, the amount of Interest payable on a 7.20% ING Perpetual Debt Security for the relevant Interest Period; and

(ii) in the event of redemption due to a Tax Event or Regulatory Event, any Interest accrued from (and including) the preceding Interest Payment Date (or, if none, the Issue Date) to (but excluding) the due date for redemption, if not an Interest Payment Date, as calculated using the Interest Calculation Basis.

        “Interest Calculation Basis” means the calculation of Interest on the basis of a 360-day year of twelve 30-day months.

        “Interest Payment” means, in respect of an Interest Payment Date, the aggregate Interest Amounts for the Interest Period ending on such Interest Payment Date.

        “Interest Payment Date” has the meaning set forth in Section 2.04(d) hereof.

        “Interest Period” means the period commencing on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period commencing on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

        “Issue Date” means December 12, 2002.

        “Junior Guarantee” means any guarantee, indemnity or other contractual support arrangement entered into by the Company in respect of securities (regardless of name or designation) issued by a Subsidiary or Undertaking and ranking junior to the 7.20% ING Perpetual Debt Securities upon a liquidation of the Company or in respect of distributions or payment of dividends or any other payment thereon.

        “Junior Securities” means the Ordinary Shares or any other securities of the Company that rank junior to the 7.20% ING Perpetual Debt Securities with respect to distributions on a return of assets, upon a liquidation of the Company or in respect of distributions, payments of dividends or any other payment thereon.

        “Liabilities” means the non-consolidated gross liabilities of the Company as shown by the most recently published audited balance sheet of the Company, but adjusted for contingencies and for subsequent events and to such extent as the Company’s directors, external auditors or, as the case may be, liquidator may determine.

        “Mandatory Partial Payment” payable on any Interest Payment Date means a payment in respect of each 7.20% ING Perpetual Debt Security in an amount that results in payment of a proportion of a full Interest Payment on the 7.20% ING Perpetual Debt Security on such Interest Payment Date equal to the proportion of a full dividend or full interest payment on the relevant Parity Securities and/or payment on the relevant Parity Guarantee paid on the dividend or payment date in respect of the relevant Parity Securities and/or Parity Guarantee immediately preceding such Interest Payment Date.

        “Mandatory Partial Payment Event” means the occurrence of any of the following:

(i) the Company declares, pays or distributes a dividend or makes a payment on any of its Parity Securities or Parity Guarantees; or

(ii) any Subsidiary or Undertaking declares, pays or distributes a dividend on any security issued by it benefitting from a Parity Guarantee or makes a payment on any security issued by it benefitting from a Parity Guarantee.

        “Mandatory Payment Event” means the occurrence of any of the following:

(i) the Company declares, pays or distributes a dividend or makes a payment (other than a dividend in the form of Ordinary Shares) on any of its Junior Securities or makes a payment on a Junior Guarantee;

(ii) any Subsidiary or Undertaking declares, pays or distributes a dividend on any security issued by it benefitting from a Junior Guarantee or makes a payment (other than a dividend in the form of ordinary shares) on any security issued by it benefitting from a Junior Guarantee;

(iii) the Company or any Subsidiary or Undertaking redeems, purchases or otherwise acquires any of the Company’s Junior Securities,

any Parity Securities or any securities issued by any Subsidiary or Undertaking benefitting from a Junior Guarantee or Parity Guarantee, other than (1) by conversion into or in exchange for Ordinary Shares, (2) in connection with transactions effected by or for the account of customers of the Company or any Subsidiary or in connection with the distribution, trading or market-making activities in respect of those securities, (3) in connection with the satisfaction by the Company or any Subsidiary of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants, (4) as a result of a reclassification of the Company or any Subsidiary or the exchange or conversion of one class or series of capital stock for another class or series of capital stock, or (5) the purchase of the fractional interests in shares of the capital stock of the Company or of any Subsidiary pursuant to the conversion or exchange provisions of that capital stock or the security being converted or exchanged; or

(iv) any moneys are paid to or made available for a sinking fund or for redemption of any Junior Securities, Parity Securities or any securities issued by any Subsidiary or Undertaking benefitting from a Junior Guarantee or Parity Guarantee.

      “Market Disruption Event” means

(i) the occurrence or existence of any suspension of or limitation imposed on trading by reason of movements in price exceeding limits permitted by Euronext Amsterdam N.V. or on settlement procedures for transactions in the Ordinary Shares on Euronext Amsterdam N.V. if, in any such case, that suspension or limitation is, in the determination of the Calculation Agent, material in the context of the sale of the Ordinary Shares;

(ii) in the Company’s opinion, there has been a substantial deterioration in the price and/or value of the Ordinary Shares, or circumstances are such as to prevent or, to a material extent, restrict the issue or delivery of the Payment Ordinary Shares; or

(iii) where, pursuant to the terms of the Indenture, moneys are required to be converted from one currency into another currency in respect of any Payment, but the occurrence of any event that makes it impracticable to effect such conversion.

        “Notional Preference Shares” has the meaning set forth in Section 10.01 hereof.

        “Ordinary Shares” means the Company’s ordinary shares or bearer depository receipts issued in respect of such ordinary shares as the context may require.

      “Outstanding Payment” means:

(i) in relation to any Interest Payment, Deferred Interest Payment or Interest Amount not falling within the definition of Interest Payment, that such payment (a) has either become due and payable or would have become due and payable except for the non-satisfaction on the relevant date due to a Solvency Condition not being satisfied or the deferral, postponement or suspension of such payment, due to a Required Deferral Condition, an Elective Deferral Interest Payment, insufficient Ordinary Shares available to satisfy the Alternative Interest Satisfaction Mechanism, or failure to make a payment more than 14 days after its due date due to a Market Disruption Event, and (b) in any such case has not been satisfied; and

(ii) in relation to any Accrued Interest Payment, any amount thereof which has not been satisfied whether or not payment has become due.

        “Parity Guarantee” means any guarantee, indemnity or other contractual support arrangements of the Company of securities of any Subsidiary or Undertaking, under which the holders of such securities as the party who has the benefit of any such guarantee, indemnity or other contractual support agreement is entitled, effectively from a financial point of view, to distributions on a return of assets or on a liquidation, moratorium of payments or bankruptcy of the Company or to distributions or payments of dividends and/or any other amounts thereunder by the Company, to the same extent as the most senior class of preference shares and which (a) are expressed to be similarly subordinated to Senior Debt as, and accordingly rank pari passu with, the 7.20% ING Perpetual Debt Securities as regards any such distribution or payment or (b) rank pari passu as expressed by such 7.20% ING Perpetual Debt Securities’ own terms with the 7.20% ING Perpetual Debt Securities.

        Parity Guarantee includes the Company’s guarantees (collectively the “Trust Preferred Securities Guarantees”) of the:

  7.70% Non-cumulative Guaranteed Trust Preferred Securities issued by ING Capital Funding Trust I;

  9.20% Non-cumulative Guaranteed Trust Preferred Securities issued by ING Capital Funding Trust II; and

  8.439% Non-cumulative Guaranteed Trust Preferred Securities issued by ING Capital Funding Trust III.

        “Parity Interest Payment” has the meaning set forth in Section 6.05(a) hereof.

        “Parity Perpetual Securities” means the Company’s 6.50% ING Perpetual Securities issued on September 28, 2001 and the Company’s 7.05% ING Perpetual Debt Securities issued on July 18, 2002.

      “Parity Securities” means

(i) the most senior class of preference shares of the Company;

(ii) any preference shares of the Company of similar rank as the most senior class of preference shares of the Company; or

(iii) other securities of the Company, the holders of which have claims that rank, effectively from a financial point of view, pursuant to a Parity Guarantee or pursuant to the provisions of such securities, as the most senior class of preference shares of the Company, in each case as regards distributions on a return of assets or on a liquidation, moratorium of payments or bankruptcy of the Company or in respect of distributions or payments of dividends and/or any other amounts thereunder by the Company and which are expressed to be similarly subordinated to Senior Debt as, and accordingly rank pari passu with, the 7.20% ING Perpetual Debt Securities as regards any such distributions or payments.

        Parity Securities includes the Parity Perpetual Securities.

        “Paying Agent” means The Bank of New York as paying agent in relation to the 7.20% ING Perpetual Debt Securities, or its successor or successors for the time being appointed in accordance with the terms of the Indenture.

        “Payment” means any Interest Payment, Deferred Interest Payment, Accrued Interest Payment or Interest Amount not falling within the definition of Interest Payment.

        “Payment Default” has the meaning set forth in Section 5.01(a) hereof.

        “Payment Event” has the meaning set forth in Section 5.01(b) hereof.

        “Payment Ordinary Shares” means Ordinary Shares issued by the Company in accordance with Section 4.03(c)(ii) hereof.

        “Regular Record Date” means the March 1, June 1, September 1 and December 1 preceding an Interest Payment Date.

        “Regulatory Event” means any time after the Company becomes subject to capital adequacy regulations, the relevant regulator makes a determination that securities in the nature of the 7.20% ING Perpetual Debt Securities can no longer qualify as Tier 1 capital (or instruments of a similar nature which qualify as core capital) for purposes of such capital adequacy regulations.

      “Relevant Date” means

(i) in respect of any payment other than a Winding-Up Claim, the date on which such payment first becomes due and payable but, if the full amount of the monies payable on such date has not been received by the Trustee on or prior to such date, the “Relevant Date” means the date on which such monies shall have been so received and notice to that effect shall have been given to the Holders in accordance with Section 106 of the Subordinated Indenture; and

(ii) in respect of a Winding-Up Claim, the date which is one day prior to the commencement of the winding up.

        “Required Deferral Condition” means a determination by the Company that the Solvency Conditions (i) are not satisfied on the Relevant Date, or (ii) will not be satisfied as a result of making the relevant Payment.

        “Required Deferral Interest Payment” has the meaning set forth in Section 2.04(e) hereof.

        “Securities” has the meaning set forth in the Subordinated Indenture.

      “Senior Debt” means

(i) all claims of unsubordinated creditors of the Company;

(ii) all claims of creditors whose claims are, or are expressed to be, subordinated (whether only in the event of the insolvency of the Company or otherwise) only to the claims of unsubordinated creditors of the Company; and

(iii) all claims of all other creditors of the Company except those whose claims are, or are expressed to rank, pari passu with, or junior to, the claims of the Holders.

       “Solvency Conditions” means

(i) the Company is able to make payments on its Senior Debt as such payments become due; and

(ii) the Company’s Assets exceed the sum of its Liabilities (excluding Liabilities not considered Senior Debt).

        “Subordinated Indenture” has the meaning set forth in the first paragraph of this Second Supplemental Indenture.

        “Tax Event” means a determination by the Company that on the next Interest Payment Date:

(i) the Company would, for reasons outside its control, be unable to make the required payment on such date without being required to pay Additional Amounts and the Company cannot avoid such requirement or circumstance by taking such measures the Company, acting in good faith, deems appropriate;

(ii) payments of amounts in respect of Interest on the 7.20% ING Perpetual Debt Securities (including, for the avoidance of doubt, where the payment of Interest is to be satisfied by the issue of Ordinary Shares pursuant to the Alternative Interest Satisfaction Mechanism), may be treated as “distributions” within the meaning of Section II of the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965); or such other provision as may from time to time supersede or replace Section II of the Dividend Withholding Tax Act of 1965 for the purposes of such definition) and the Company cannot avoid such requirement or circumstance by taking such measures the Company, acting in good faith, deems appropriate; or

(iii) there is more than an insubstantial risk that the Company will not obtain substantially full relief for the purposes of the corporation tax of The Netherlands for any payment of Interest (including, for the avoidance of doubt, where the payment of Interest is to be satisfied by the issue of

Ordinary Shares pursuant to the Alternative Interest Satisfaction Mechanism), due to any proposed change or amendment to the laws of The Netherlands, or any proposed change in the application of official or generally published interpretation of such laws, or any interpretation or pronouncement by any relevant tax authority that provides for a position with respect to such laws or regulations that differs from the previously generally accepted position in relation to similar transactions or which differs from any specific written confirmation given by a tax authority in respect of the 7.20% ING Perpetual Debt Securities, where such change or amendment becomes, or would become, effective, or in the case of a change or proposed change in law if such change is enacted (or, in the case of a proposed change, is expected to be enacted) by an Act of Parliament or made by Statutory Instrument on or after December 6, 2002, and the Company cannot avoid this risk by taking such measures the Company, acting in good faith, deems appropriate.

        “Trust Preferred Securities Guarantees” has the meaning given such term in the definition of Parity Guarantee.

        “Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor trustee shall have become such pursuant to the applicable provisions of the Subordinated Indenture, and thereafter “Trustee” shall mean the Person who is then the Trustee thereunder, and if at any time there is more than one such Person, “Trustee” shall mean and include each such Person.

        “Undertaking” means a corporate body, partnership, limited partnership, cooperative or an incorporated association carrying on a trade or business with or without a view to profit in which the Company has direct or indirect financial, commercial or contractual majority interest.

        “Winding-Up Claim” means amounts in respect of principal or Payments in respect of which a Solvency Condition is not satisfied on the date upon which such principal or Payments would otherwise be due and payable by the Company in connection with its liquidation (upon dissolution or otherwise) and on any redemption of 7.20% ING Perpetual Debt Securities.

ARTICLE 2
GENERAL TERMS AND CONDITIONS OF THE 7.20%
ING PERPETUAL DEBT SECURITIES

        SECTION 2.01. Designation and Principal Amount. The following series of Securities are hereby authorized as the 7.20% ING Perpetual Debt Securities, initially to be issued in the aggregate principal amount of $1,000,000,000.

        SECTION 2.02. Maturity. The 7.20% ING Perpetual Debt Securities have no maturity date.

        SECTION 2.03. Form, Issuance, Registration and Exchange. The 7.20% ING Perpetual Debt Securities shall:

(a) be issued as registered Securities in minimum denominations of $25.00 (or in any integral multiple thereof) in book-entry global form, and shall not be exchangeable for definitive securities except as provided in Section 305 of the Subordinated Indenture;

(b) not be exchangeable at any time for bearer securities; and

(c) be issued as global 7.20% ING Perpetual Debt Securities registered in the name of DTC or its nominee (initially the nominee will be Cede & Co.); provided, however, (i) such global securities may not be transferred except as a whole by DTC to a nominee or a successor of DTC, unless and until the 7.20% ING Perpetual Debt Securities are exchanged for definitive securities in the limited instances described in Section 12.01 hereof; (ii) beneficial interests in global 7.20% ING Perpetual Debt Securities may be held through organizations that participate, directly or indirectly, in the DTC system; (iii) beneficial interests in the global 7.20% ING Perpetual Debt Securities and all transfers relating to the global 7.20% ING Perpetual Debt Securities will be reflected in the book-entry records of DTC; and (iv) so long as DTC, or its nominee, is the holder of a global 7.20% ING Perpetual Debt Security, it will be considered the sole holder of the global 7.20% ING Perpetual Debt Security for all purposes under the Indenture.

        SECTION 2.04. Payments.

        (a)    Payment Method. (i) Any Payment on 7.20% ING Perpetual Debt Securities which is payable, and is paid or duly provided for, on any Payment Date or on any date on which the Company makes any Payment on the 7.20% ING Perpetual Debt Securities (including any payment of Additional Amounts in accordance with Section 1006 of the Subordinated Indenture) shall be paid by the Trustee to the Holder in whose name such 7.20% ING Perpetual Debt Securities are registered, by wire-transfer of same-day funds to the Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Company’s Security Register. For so long as the 7.20% ING Perpetual Debt Securities are held in global form, all payments shall be made by wire-transfer of same-day funds.

(ii) All payments made with respect to the 7.20% ING Perpetual Debt Securities will be subject to any fiscal or other laws and regulations applicable thereto in the place of payment. Except as expressly stated, such fiscal or other laws and regulations will not affect the Company’s obligation to pay Additional Amounts.

        (b)    Interest Rate. The 7.20% ING Perpetual Debt Securities will bear Interest from the Issue Date at a fixed rate per annum on their outstanding principal amount equal to 7.20% (the “Fixed Interest Rate”).

        (c)    Interest Payment Dates. Subject to the provisions herein, Interest on the 7.20% ING Perpetual Debt Securities (calculated in accordance with the Interest Calculation Basis) will be payable from December 12, 2002 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, quarterly in arrears on March 15, June 15, September 15 and December 15 in each year, commencing on March 15, 2003.

        (d)    Accrued Interest Payments. The aggregate amount of any Accrued Interest Payments on the 7.20% ING Perpetual Debt Securities will bear Interest at the Fixed Interest Rate (to the extent permitted by applicable law) as if such Accrued Interest Payments were considered part of principal and will become payable as and when the Payment in respect of which such Interest has accrued becomes payable. The amount of Interest which accrues (the “Additional Interest”) in respect of any such Accrued Interest Payments shall be calculated by the Trustee in consultation with the Company and shall be added, for purposes only of the calculation of the amount of Additional Interest due on any Interest Payment Date or Deferred Interest Satisfaction Date, as the case may be, to the corresponding amount of Payments unpaid as at such Interest Payment Date or Deferred Interest Satisfaction Date, as applicable, as if such amount would itself constitute a Payment.

        When used with respect to any 7.20% ING Perpetual Debt Securities, “Interest Payment Date” means the date for payment of any Interest on such 7.20% ING Perpetual Debt Securities, as determined by the Company and set forth in this Second Supplemental Indenture and the form of 7.20% ING Perpetual

Debt Securities attached as Exhibit A hereto. If any Interest Payment Date would otherwise fall on a day which is not a Business Day, it shall be postponed to the next day that is a Business Day.

        (e)    Required Deferral of Payments.

(i) Other than in the case of a Mandatory Payment Event or a Mandatory Partial Payment Event, the Company is required to give a Deferral Notice in accordance with Section 2.04(h) hereof and to defer any payment where the Required Deferral Condition has occurred or is continuing on the 20th Business Day preceding the date on which such Payment would be due and payable and no Interest Payment shall be payable on such Interest Payment Date. When used with respect to any 7.20% ING Perpetual Debt Securities, “Required Deferral Interest Payment” means any Payment deferred in accordance with this Section 2.04(e).

(ii) Interest will not accrue on any Required Deferral Interest Payment except under circumstances described under Section 4.03 hereof.

(iii) Any Required Deferral Interest Payment, except in the case of a Mandatory Payment Event or a Mandatory Partial Payment Event, shall be satisfied on the relevant Deferred Interest Satisfaction Date if the Required Deferral Condition is no longer met as of the 20th Business Day preceding any subsequent Interest Payment Date and the Company (x) does not validly elect to defer such payment in accordance with Section 2.04(f)(i) hereof; or (y) has not elected to pay such Deferred Interest Payment earlier in accordance with Section 2.04(f)(iii) hereof.

(iv) At least 16 Business Days prior to the relevant Deferred Interest Satisfaction Date, the Company shall give notice to the Trustee of the Deferred Interest Satisfaction Date on which such Required Deferral Interest Payment will be satisfied. As soon as practicable after receiving such notice but within two business days, the Trustee shall provide notice to the Company of the amount of Accrued Interest Payments, (including any Additional Interest) if any, payable on such Deferred Interest Satisfaction Date.

(v) At least 16 Business Days prior to such Deferred Interest Satisfaction Date, the Company shall provide a notice to the Paying Agent, the Calculation Agent and the Holders in accordance with Section 106 of the Subordinated Indenture (a) that the Company will satisfy such Required Deferral Interest Payment on the relevant Deferred Interest

Satisfaction Date, (b) the amount of the Accrued Interest Payments (including Additional Interest), if any, payable on such Deferred Interest Satisfaction Date, as calculated by the Trustee and (c) the Special Record Date for such Deferred Interest Satisfaction Date.

       (f)    Elective Deferral of Payments.

(i) The Company may defer any Payment that is due and payable under the 7.20% ING Perpetual Debt Securities, other than in the case of a Mandatory Payment Event or a Mandatory Partial Payment Event, by giving a Deferral Notice to the Trustee, the Calculation Agent and the Holders in accordance with Section 2.04(h) hereof, including any Payment referred to in Section 2.04(e)(iii), 2.04(e)(iv), 2.04(e)(v) hereof (except as otherwise provided therein), and no Interest Payment shall be payable on such Interest Payment Date. When used with respect to any 7.20% ING Perpetual Debt Securities, “Elective Deferral Interest Payment” means any Payment deferred in accordance with this Section 2.04(f).

(ii) Elective Deferral Interest Payments will accrue interest at the Deferral Interest Rate from, and including, the date on which (but for such deferral) the Deferred Interest Payment would otherwise have been due to be made to, but excluding, the relevant Deferred Interest Satisfaction Date.

(iii) Except in the case of a Mandatory Payment Event or a Mandatory Partial Payment Event, the Company may satisfy any Elective Deferral Interest Payment at any time; provided, however, any such Payment shall be satisfied by delivering a notice in accordance with Section 4.03(c)(i) hereof not less than 16 Business Days prior to the relevant Deferred Interest Satisfaction Date informing of the Company’s election to so satisfy such Payment and specifying the relevant Deferred Interest Satisfaction Date.

       (g)    Conditions Precedent for any Payment.

(i) Except in a bankruptcy, all payments on the 7.20% ING Perpetual Debt Securities will be conditional upon not triggering the Required Deferral Condition.

(ii) Unless the Company obtains permission from its relevant regulator, it shall satisfy any Deferred Interest Payments only in accordance with the Alternative Interest Satisfaction Mechanism set forth in Article 4 below; provided, however, that the Company is not required to utilize the Alternative Interest Satisfaction Mechanism to satisfy any

Mandatory Partial Payment payable on a Mandatory Partial Payment Date that coincides with the date on which a Deferred Interest Payment has become mandatorily due and payable in full.

       (h)    Deferral Notice.

(i) The Company shall give any Deferral Notice not less than 16 Business Days prior to the date on which any Payment would, in the absence of deferral, be due and payable.

(ii) The Company must give a Deferral Notice in the case of a Required Deferral Condition.

(iii) Any Deferral Notice as to a Payment required to be paid pursuant to a Mandatory Payment Event or a Mandatory Partial Payment Event will have no force or effect.

SECTION 2.05. Mandatory Payment Events; Mandatory Partial Payment Events.

        (a)    Deferred Interest Payments. Upon the occurrence of a Mandatory Payment Event or a Mandatory Partial Payment Event, all Deferred Interest Payments will become mandatorily due and payable in full on the date of either such event, notwithstanding any further Deferral Notice or an occurrence or continuance of a Required Deferral Condition.

        (b)    Satisfaction of Interest Payments following a Mandatory Payment Event. The Interest Payments payable on the next four consecutive Interest Payment Dates following a Mandatory Payment Event will be mandatorily due and payable in full, notwithstanding any Deferral Notice as to such Interest Payments or the occurrence or continuance of any Required Deferral Condition; provided, however, that if the Mandatory Payment Event is (x) a payment on a Junior Security, a Junior Guarantee or a security benefitting from a Junior Guarantee or relates to the purchase or other acquisition of any Junior Security, Parity Security or a security benefitting from a Junior Guarantee or a Parity Guarantee, and (y) such payment is in respect of a semi-annual or quarterly payment or the security purchased or acquired was payable semi-annually or quarterly, only the Interest Payments payable on the next two Interest Payment Dates or the next Interest Payment, respectively, shall be mandatorily due and payable notwithstanding any Deferral Notice as to such Interest Payment or the occurrence or continuance of any Required Deferral Condition. Such Mandatory Interest Payments may, at the Company’s election, be satisfied in accordance with the Alternative Interest Satisfaction Mechanism.

        (c)    Satisfaction of Interest Payments following a Mandatory Partial Payment Event. Mandatory Partial Payments will be mandatorily due and payable, on the next four consecutive Interest Payment Dates, following a Mandatory Partial Payment Event, notwithstanding any Deferral Notice or occurrence of the Required Deferral Condition; provided, however, that if such Mandatory Partial Payment (x) is a payment on a Parity Security, a Parity Guarantee or a security benefitting from a Parity Guarantee, and (y) such payment is in respect of a semi-annual or quarterly payment, only Mandatory Partial Payments payable on the next two consecutive Interest Payment Dates or the next Interest Payment Date, respectively, shall be mandatorily due and payable notwithstanding any Deferral Notice as to such Interest Payment or the occurrence or continuance of any Required Deferral Condition. Such Mandatory Partial Payments may, at the Company’s election, be satisfied in accordance with the Alternative Interest Satisfaction Mechanism.

ARTICLE 3
OPTIONAL REDEMPTION AND REDEMPTION UPON CERTAIN EVENTS

        SECTION 3.01. Optional Redemption. (a) Any redemption made in accordance with this Article 3 shall be made in accordance with Sections 1101 through Section 1108 of the Subordinated Indenture.

       (b)    Upon giving not less than 30 nor more than 60 days’ notice to the Holders of 7.20% ING Perpetual Debt Securities, and provided the Solvency Conditions are satisfied at the time of such notice and at the time of redemption, the 7.20% ING Perpetual Debt Securities may be redeemed in whole (but not in part) at the Base Redemption Price, at the option of the Company and without the consent of the Holders or the Trustee, as follows:

(i) on December 15, 2007, and thereafter on any Interest Payment Date;

(ii) upon the occurrence of a Tax Event, provided that the Company has already delivered to the Trustee, in a form satisfactory to the Trustee, a written legal opinion of independent Dutch counsel of recognized standing, selected by the Company, confirming that such Tax Event has occurred; or

(iii) upon the occurrence of a Regulatory Event.

       (c)    Cancellation of any 7.20% ING Perpetual Debt Securities redeemed by the Company pursuant to this Indenture will be effectuated by reducing the principal amount of the 7.20% ING Perpetual Debt Securities, and any 7.20% ING Perpetual Debt Securities so cancelled will be discharged. Any 7.20% ING Perpetual Debt Securities purchased by the Company may be held, reissued, resold or, at the Company’s option, cancelled. Such cancellation shall be effectuated by decreasing in an equal amount the number of 7.20% ING Perpetual Debt Securities represented by the global security.

       (d)    In the event the Base Redemption Price in respect of any 7.20% ING Perpetual Debt Securities is improperly withheld or refused and is not paid by the Company, Interest on the 7.20% ING Perpetual Debt Securities will continue to be payable and accrue in accordance with Section 2.04(d) hereof until the date the Base Redemption Price is actually paid (the “Delayed Redemption Payment Date”). Prior to the payment of any Base Redemption Price which previously has been improperly withheld or refused, the Company shall inform the Trustee of the proposed Delayed Redemption Payment Date and the Trustee shall, as soon as practicable after receiving such notice, provide notice to the Company of the amount of Accrued Interest Payments (together with Additional Interest) payable in connection therewith. The Company shall then provide notice to the Paying Agent, if different than the Trustee, and the Holders in accordance with Section 106 of the Subordinated Indenture of (i) the Delayed Redemption Payment Date, (ii) the Special Record Date for the Delayed Redemption Payment Date and (iii) the Accrued Interest Payments payable on such date, as calculated by the Trustee.

        SECTION 3.02. Optional Purchase. The Company may at any time, subject to satisfaction of the Solvency Conditions, purchase 7.20% ING Perpetual Debt Securities on the open market in any manner and at any price.

ARTICLE 4
ALTERNATIVE INTEREST SATISFACTION MECHANISM

        SECTION 4.01. Conditions Precedent. Subject to the provisions of Article 5 of this Second Supplemental Indenture and Article 5 of the Subordinated Indenture and notwithstanding any other provision of this Indenture to the contrary, the Company’s ability to use the Alternative Interest Satisfaction Mechanism to satisfy its Payment obligations with respect to the 7.20% ING Perpetual Debt Securities is subject to Section 4.04 and Section 4.05 hereof.

        SECTION 4.02. Notices of Exercise of Alternative Interest Satisfaction Mechanism. The Company shall give notice to the Trustee, the Paying Agent, if different than the Trustee, the Calculation Agent and the Holders of the 7.20% ING Perpetual Debt Securities in accordance with Sections 105 and 106, as applicable, of the Subordinated Indenture and in accordance with the Calculation Agency Agreement at least 16 Business Days prior to the relevant Interest Payment Date or Deferred Interest Satisfaction Date, as applicable, of its election pursuant to Section 2.04 hereof, to pay all or part of a Deferred Interest Payment or to make any other Payment pursuant to the Alternative Interest Satisfaction Mechanism, subject to Section 4.03(b) below.

        SECTION 4.03. Alternative Interest Satisfaction Mechanism.

        (a)    Unless otherwise expressly provided in this Indenture, the Company shall satisfy any Deferred Interest Payments in accordance with the Alternative Interest Satisfaction Mechanism.

        (b)    Subject to the satisfaction of the Solvency Conditions, the Company may, at its option, satisfy any Payment in accordance with the Alternative Interest Satisfaction Mechanism; provided, however, that at the time of such election the Company shall have sufficient authorized Ordinary Shares to issue such shares to satisfy such Payment in full.

        (c)    Subject to and in accordance with the terms of the Calculation Agency Agreement, under the “Alternative Interest Satisfaction Mechanism”:

(i) the Company shall give notice to the Trustee, the Paying Agent, if different than the Trustee, the Calculation Agent and the Holders of the 7.20% ING Perpetual Debt Securities as provided in Section 4.02 hereof;

(ii) on or prior to the eleventh business day prior to the relevant Interest Payment Date or Deferred Interest Satisfaction Date, the Calculation Agent shall, pursuant to the Calculation Agency Agreement, calculate the number of Payment Ordinary Shares that have an aggregate market value (converted from euros into U.S. dollars) of not less than 110% of the relevant Payment and shall notify the Trustee and the Company accordingly of such number of Payment Ordinary Shares to be issued;

(iii) on or prior to the eleventh business day prior to the relevant Interest Payment Date or Deferred Interest Satisfaction Date, the Calculation Agent shall, pursuant to the Calculation Agency Agreement, calculate the number of Associated Cost Ordinary Shares required to be issued by the Company as, on sale, produce a net amount (converted, where necessary, into euros) of not less than the Associated Costs and shall notify the Trustee and the Company of such number of Associated Cost Ordinary Shares to be issued;

(iv) by the close of business on or before the seventh business day prior to the relevant Interest Payment Date or Deferred Interest Satisfaction Date, the Company shall notify the Calculation Agent that it has a sufficient number of Ordinary Shares and corporate authorization to issue such number of Payment Ordinary Shares and Associated Cost Ordinary Shares as shall have been notified to the Trustee and the Company by the Calculation Agent in accordance with Sections 4.03(c)(ii) and 4.03(c)(iii) above;

(v) the Calculation Agent will use reasonable efforts on normal market terms to procure purchasers for such Ordinary Shares as soon as reasonably practicable following receipt of the notice referred to in clause (iv) above, in accordance with the terms of the Calculation Agency Agreement, but no later than the fourth business day prior to the relevant Interest Payment Date or Deferred Interest Satisfaction Date;

(vi) one business day prior to the relevant Interest Payment Date or Deferred Interest Satisfaction Date, the Company will issue or transfer such Payment Ordinary Shares and Associated Cost Ordinary Shares in the open market as instructed by the Calculation Agent, and will collect any sales proceeds;

(vii) upon receipt of the sales proceeds, the Company shall immediately transfer the sales proceeds (or such amount of sales proceeds as is necessary to make the relevant Payment in full (after conversion from euros into U.S. dollars as necessary)) to the Trustee or its agent who shall convert any proceeds received in a currency other than U.S. dollars into U.S. dollars;

(viii) the Trustee will apply the sales proceeds received from the Company (as converted, if applicable) on the day the relevant Payment is due, towards the Payment to be satisfied;

(ix) if, following the procedures set forth in Sections 4.03(c)(i) to 4.03(c)(viii) above, there is a shortfall in the proceeds necessary to satisfy the relevant Payment that is due or to pay the Associated Costs, the Calculation Agent, pursuant to its obligations under the Calculation Agency Agreement, shall promptly notify the Trustee, the Paying Agent, if different than the Trustee, and the Company, and the Calculation Agent, the Trustee, the Paying Agent and the Company shall then take such steps as are reasonably necessary to ensure, so far as practicable, that through issuing and selling additional Payment Ordinary Shares or Associated Cost Ordinary Shares in accordance with Sections 4.03(c)(i) to 4.03(c)(viii)

above, proceeds from the additional sales together with the proceeds referred to in Section 4.03(c)(vi) above are at least equal to, respectively, the relevant Payment and any Associated Costs, such that the Payment and any Associated Costs may be satisfied in full on the relevant Interest Payment Date or Deferred Interest Satisfaction Date; provided that for such purpose, Sections 4.03(c)(i) to 4.03(c)(viii) above shall be modified as follows:

(A) references therein to “Payment” shall be deemed to be references to the amount by which the aggregate sum then paid to the Trustee by the Company in respect of the relevant Payment pursuant to the provisions of this Section 4.03 is less than the full amount due (the “Payment Shortfall”);

(B) references therein to “Associated Costs” shall be deemed to be references to the aggregate of (a) the amount by which the sum received by the Company in respect of Associated Costs is less than the Associated Costs and (b) the Associated Costs determined in accordance with the Calculation Agency Agreement but by reference to the numbers of additional Ordinary Shares required to be issued in order to satisfy the Shortfall (such aggregate being the “Costs Shortfall”); and

(C) all matters required to be done by a stated time shall be done as soon as practicable.

For the purposes of this Section 4.03(c)(ix), “Shortfall” means the aggregate of the Payment Shortfall and the Costs Shortfall;

(x) if the aggregate amounts paid to the Paying Agent are less than the amount necessary to satisfy any Payment, after the Trustee receives any Shortfall amounts it will pay such amounts to the Paying Agent for payment to the Holders;

(ix) if, despite these provisions, such a Shortfall still exists on the relevant Interest Payment Date or Deferred Interest Satisfaction Date, the Company may, in accordance with the provisions of this Indenture, either pay an amount equal to such Shortfall as soon as practicable to the Trustee or continue to issue Payment Ordinary Shares or Associated Cost Ordinary Shares, as the case may be, until the Trustee has received funds equal to the full amount of such Shortfall. The Company shall be obligated to issue additional Ordinary Shares to cover any Shortfall unless it satisfies the Shortfall by making a direct payment to the Trustee; and

(xii) if, pursuant to the Alternative Interest Satisfaction Mechanism, proceeds are raised in excess of the amount required to pay the applicable Payments plus the Associated Costs in connection with using the Alternative Interest Satisfaction Mechanism, any remaining proceeds shall be retained by the Company.

        SECTION 4.04. Insufficient Payment Ordinary Shares. (a) (i) If the Company is to satisfy a Payment pursuant to the Alternative Interest Satisfaction Mechanism and it does not, on the date when the number of Payment Ordinary Shares required to be issued is determined, have a sufficient number of Ordinary Shares available for issue, it shall notify the Trustee, the Calculation Agent and the Holders that all or part, as the case may be, of the relevant Payment cannot be satisfied due to an insufficient number of authorized Ordinary Shares.

(ii) Upon the occurrence of the circumstances contemplated in Section 4.04(a)(i), the Payment or part thereof shall be satisfied following the date of the Company’s next annual general meeting or extraordinary general meeting of its shareholders at which a resolution is passed authorizing a sufficient number of Ordinary Shares to be made available to satisfy all or such part of the relevant Payment.

(iii) However, if the number of Ordinary Shares authorized to be issued at any such meeting contemplated in Section 4.04(a)(ii) above is insufficient to satisfy all or such part of the relevant Payment, then those Ordinary Shares so issued will be applied by the Company in partial satisfaction of all or such part of the Relevant Payment.

        (b)   Following the passage of a resolution which authorizes the Company to issue additional Ordinary Shares for this purpose:

(i) the Company shall give notice to the Trustee at least 16 Business Days prior to the date upon which the relevant Payment or, as the case may be, the part thereof is to be made and the Trustee shall provide notice to the Company and the Calculation Agent of the amount of the Accrued Interest Payments (together with Additional Interest), if any, payable in connection with such Payment; and

(ii) the Company shall provide at least 16 Business Days notice in accordance with Section 106 of the Subordinated Indenture to the Calculation Agent and the Holders of the date upon which the relevant Payment or, as the case may be, the part thereof is to be made, which notice shall include the amount of the Accrued Interest Payments (together with Additional Interest), if any, payable in connection with such Payment, as calculated by the Trustee.

        (c)    The relevant Payment or, as the case may be, the part thereof which is not so satisfied will, unless it is a Required Deferred Interest Payment and has not been subsequently either satisfied or deferred pursuant to an Elective Deferral Interest Payment, will continue to accrue Interest at the Deferral Interest Rate from (and including) the date on which Payment would otherwise have been due to (but excluding) the date on which such Payment or part thereof is satisfied or, in the event of a Market Disruption Event, the date on which such payment or part thereof, would, but for the occurrence of such Market Disruption Event, have been satisfied (from which date Interest (if any) will accrue on such Payment as provided below).

        (d)    If the Company does not have a sufficient number of Ordinary Shares and does not hold an annual general meeting within six months of giving the notice set forth in Section 4.03(c)(i) above, at which a resolution to make a sufficient number of Ordinary Shares available is proposed, the Trustee will by notice require the Company to convene an extraordinary general meeting at which such a resolution will be proposed on a date falling within 10 weeks of such notice from the Trustee.

        (e)    In the event that a resolution to make a sufficient number of Ordinary Shares available is proposed at any such annual general meeting or extraordinary general meeting is rejected, the resolution will be proposed at each general annual meeting or any extraordinary general meeting thereafter until such time as the resolution has been passed by the Company’s shareholders.

        SECTION 4.05. Market Disruption Event. (a) If a Market Disruption Event exists on or after the 15th Business Day preceding any date upon which a Payment or part thereof is due to be made or satisfied pursuant to the Alternative Interest Satisfaction Mechanism, the Company may give notice to the Trustee, the Paying Agent, the Calculation Agent and the Holders as soon as possible after the Market Disruption Event has arisen or occurred, whereupon the relevant Payment will be deferred until such time as, in the opinion of the Company, the Market Disruption Event no longer exists.

        (b)    Any such deferred Payment or part thereof will be satisfied as soon as practicable after the Market Disruption Event no longer exists. The Company shall notify the Trustee of the date on which such deferred Payment or part thereof will be satisfied and the Trustee shall provide notice to the Company and the Calculation Agent of the amount of the Accrued Interest Payments (together with Additional Interest), if any, payable in connection with such deferred Payment. The Company shall then notify the Paying Agent, the Calculation Agent and the Holders in accordance with Section 106 of the Subordinated Indenture of the date on which such deferred Payment or part thereof will be satisfied and the amount of the Accrued Interest Payments (together with Additional Interest), if any, payable in connection with such deferred Payment, as calculated by the Trustee.

        (c)    Interest will not accrue on any deferred Payment or part thereof during a Market Disruption Event; provided, however, that if the Company does not make a relevant payment or part thereof for a period of 14 days or more after its due date, even if the Market Disruption Event is continuing, such deferred Payments or part thereof will accrue Interest from (and including) the date on which the relevant Payment or part thereof was due to be made to (but excluding) the date on which such Payment or part thereof is made. Any such Interest shall accrue at the Fixed Interest Rate and shall be satisfied only in accordance with the Alternative Interest Satisfaction Mechanism and as soon as reasonably practicable after the relevant deferred Payment is made. No liability shall attach to the Trustee or its agents if, as a result of a Market Disruption Event or any other event outside the control of the Trustee or any such agent, the Trustee or any such agent is unable to comply with its duties in connection with any payment made pursuant to the Alternative Interest Satisfaction Mechanism.

ARTICLE 5
REMEDIES

        SECTION 5.01. Defaults; Collection of Indebtedness and Suits for Enforcement by Trustee.

        (a)    “Payment Default”, wherever used herein with respect to the 7.20% ING Perpetual Debt Securities, means solely the following event (regardless of the reason for such Payment Default and whether it is voluntary, involuntary or is effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

        The Company fails to pay or set aside for payment the amount due to satisfy any Payment on the 7.20% ING Perpetual Debt Securities when due, and such failure continues for 14 days; provided, however, that if the Company fails to make any Mandatory Interest Payment as a result of failure to satisfy the Solvency Conditions, or due to a deferral of an Interest Payment as permitted under the terms of this Indenture, that payment will constitute an Outstanding Payment and will accumulate with any other Outstanding Payments until paid, but will not constitute a Payment Default.

        (b)    If a Payment Default occurs and is continuing, the Trustee may pursue all legal remedies available to it, including commencing a judicial proceeding for the collection of the sums so due and unpaid or a bankruptcy proceeding in The Netherlands (but not elsewhere) of the Company, but the Trustee may not declare the principal amount of any outstanding 7.20% ING Perpetual Debt Securities to be due and payable. If the Company fails to make payment and the Solvency Conditions are not satisfied at the end of the 14-day period set forth in Section 5.01(a) hereof, such failure does not constitute a Payment Default but instead constitutes a “Payment Event”. On a Payment Event, the Trustee may institute bankruptcy proceedings against the Company exclusively in The Netherlands, but may not pursue any other legal remedy, including a judicial proceeding for the collection of the sums due and unpaid.

        (c)        Notwithstanding the foregoing, Holders of the 7.20% ING Perpetual Debt Securities have the absolute and unconditional right to institute suit for the enforcement of any payment when due and such right may not be impaired without the consent of the Holder as provided in Section 508 of the Subordinated Indenture. In addition, to the extent the Trustee is not permitted to pursue the remedies provided for in clause 5.01(b) above as a matter of Dutch law, the Holders of the 7.20% ING Perpetual Debt Securities may pursue such remedies in accordance with the terms of the Subordinated Indenture.

        (d)    Without prejudice to Section 5.04 and Section 5.05 of the Subordinated Indenture, the Trustee is and shall be fully authorized by each and any holder of record of a 7.20% ING Perpetual Debt Security to commence proceedings in The Netherlands in accordance with Section 5.01(a) and 5.01(b) above, in the name and on behalf of such holder, as if the Trustee were such holder of record, with a view to having the Company declared bankrupt in The Netherlands.

        (e)    The provisions of this Section 5.01 replace Sections 501, 502 and 503 of the Subordinated Indenture in their entirety which is hereby amended and restated in its entirety by this Section 5.01.

ARTICLE 6
COVENANTS OF THE ISSUER

        SECTION 6.01. Dividend Restrictions for Deferred Interest Payments. From the date the Company delivers a Deferral Notice until any Deferred Interest Payment is paid in full on the 7.20% ING Perpetual Debt Securities, the Company agrees that it will not recommend to its shareholders, and to the fullest extent permitted by applicable law will otherwise act to prevent, any action that would constitute a Mandatory Payment Event or Mandatory Partial Payment Event.

        SECTION 6.02. Calculation Agent. (a) For so long as any 7.20% ING Perpetual Debt Securities remain outstanding, there shall at all times be a Calculation Agent hereunder. The current Calculation Agent is set forth in Article 1 hereof. If the Calculation Agent is unable or unwilling to act as such, or if it fails to make a determination, calculation or otherwise fails to perform its duties under the Indenture or the Calculation Agency Agreement, the Company shall appoint an independent investment bank acceptable to the Trustee to act as such in its place. Neither the termination of the appointment of the Calculation Agent nor the resignation of the Calculation Agent will be effective without a successor having been appointed.

        (b)    All calculations and determinations made by the Calculation Agent with respect to the 7.20% ING Perpetual Debt Securities (absent manifest error) are final and binding on the Company, the Trustee, the Paying Agent and the Holders.

        (c)    Neither the Company nor the Trustee have any responsibility to anyone for any errors or omissions in any calculation by the Calculation Agent.

        SECTION 6.03. Mandatory Interest Payments. Subject to satisfaction of the Solvency Conditions, the Company agrees that it will not defer any Payment on the 7.20% ING Perpetual Debt Securities on the Interest Payment Date falling on a Mandatory Interest Payment Date.

        SECTION 6.04. Deferral of Certain Payments. The Company agrees that if Payments stated to be payable on any date have not been made on the Company’s preference shares or any other Parity Securities, then it will defer Payments on the 7.20% ING Perpetual Debt Securities payable on such date, unless a Mandatory Interest Payment is due.

         SECTION 6.05. Sufficiency of Ordinary Shares.

        (a)    The Company represents and warrants that at the date of this Second Supplemental Indenture, the Company has a sufficient number of authorized but unissued Ordinary Shares necessary, and, subject to the approval of the Company’s Supervisory Board, the Company’s Executive Board has the necessary authority to make, during the next 12-month period, (i) the Interest Payments required to be made on the 7.20% ING Perpetual Debt Securities and (ii) the interest payments required to be made on the Parity Perpetual Securities (each, a “Parity Interest Payment”), assuming the Alternative Interest Satisfaction Mechanism or, in the case of the Parity Perpetual Securities, any similar mechanism by which Parity Interest Payments may be satisfied pursuant to a sale of the Company’s Ordinary Shares, is used for each Interest Payment and Parity Interest Payment during such 12-month period.

        (b)    The Company agrees to keep available for issue a sufficient number of authorized but unissued Ordinary Shares as it reasonably considers would be required to be issued as Payment Ordinary Shares in connection with the next four Interest Payments. Should the Company fail to comply with this condition, no damages shall be payable in connection with such failure. The Trustee may require that the Company, as soon as practicable, hold an extraordinary general meeting of its shareholders at which a resolution will be passed to remedy such failure as provided in Section 4.04(d) hereof.

        (c)    The Trustee is not obligated to monitor whether the Company has a sufficient number of uninsured Ordinary Shares available for issuance as Payment Ordinary Shares and the Trustee is entitled to assume, unless it has actual knowledge to the contrary, that the Company is complying with its obligations to do so.

        SECTION 6.06. Ranking. The Company agrees that, for so long as any 7.20% ING Perpetual Debt Securities remain outstanding, it will not issue any preference shares (or other securities which are akin to preference shares as regards distributions on a return of Assets or upon a liquidation, moratorium of payments or bankruptcy of the Company or in respect of distributions or payments of dividends and/or any other amounts thereunder by the Company) or give any guarantee or contractual support arrangement in respect of any of its preference shares or such other securities or in respect of any other entity if such preference shares, preferred securities, guarantees or contractual support arrangements would rank (as regards distributions on a return of Assets or on a liquidation, moratorium of payments or bankruptcy of the Company or in respect of distributions of payments of dividends and/or any other amounts thereunder by the Company) senior to the 7.20% ING Perpetual Debt Securities, unless the Company amends the terms of the 7.20% ING Perpetual Debt Securities such that the 7.20% ING Perpetual Debt Securities rank pari passu effectively from a financial point of view with any such preference shares, such other securities akin to preference shares or such guarantee or support undertaking.

        SECTION 6.07. Payment of Proceeds from Sale of Payment Ordinary Shares and Associated Cost Ordinary Shares. The Company agrees that immediately on receipt of the proceeds of the sale of Payment Ordinary Shares or Associated Cost Ordinary Shares in connection with the Alternative Interest Satisfaction Mechanism, it shall (a) pay proceeds from the sale of Payment Ordinary Shares to the Trustee (or any Paying Agent), either in Euros or converted into U.S. dollars, in such amount as shall enable the Trustee to make the relevant Payment in full on the relevant Interest Payment Date or Deferred Interest Satisfaction Date, and (b) pay proceeds from the sale of Associated Cost Ordinary Shares in Payment of all Associated Costs.

        SECTION 6.08. Listing. The Company will use reasonable efforts to maintain the listing of the 7.20% ING Perpetual Debt Securities on the stock exchange on which they were listed on or about the Issue Date or, if it is unable to do so having used such efforts or if the maintenance of any such listing is agreed by the Trustee to be unduly burdensome, use all reasonable efforts to obtain and maintain a quotation or listing of such 7.20% ING Perpetual Debt Securities on such other stock exchange or exchanges or securities market or markets as the Company may (with the prior written approval of the Trustee) decide so that the 7.20% ING Perpetual Debt Securities are listed on at least one stock exchange or securities market. The Company will also use its best efforts to furnish to any stock exchange(s) or securities market(s) such information as such stock exchange(s) or securities market(s) may require to be furnished in accordance with its requirements.

        SECTION 6.09. Calculation Agency Agreement. The Company shall comply with and perform all its obligations under the Calculation Agency Agreement and use its reasonable efforts to procure that the Calculation Agent complies with and performs all of its respective obligations under the Calculation Agency Agreement and not make any amendment or modification to such agreement without the prior written approval of the Trustee.

        SECTION 6.10. Officer’s Certificate on Deferral. If the Company elects or is obliged to defer any Payment in accordance with Section 2.04 hereof, it shall deliver to the Trustee, no later than the sixteenth business day prior to the relevant Interest Payment Date, an Officer’s Certificate, certifying that the Required Deferral Condition was met on the 20th Business Day prior to the relevant Interest Payment Date and if the Company shall elect to satisfy a Deferred Interest Payment on an earlier date than the Interest Payment Date following that on which the Required Deferral Condition fails to be met, deliver to the Trustee not later than the sixteenth Business Day prior to making such payment an Officer’s Certificate certifying that the Required Deferral Condition was no longer, on a date no more than 16 Business Days prior to the delivery of such certificate, met.

        SECTION 6.11. Officer’s Certificate for Market Disruption Event. If, in the opinion of the Company, there exists a Market Disruption Event as a consequence of which a Payment may be deferred under Section 4.05 hereof, it shall deliver to the Trustee within two Business Days of such Market Disruption Event having arisen or the Company having become aware of the same, an Officer’s Certificate specifying the details of such Market Disruption Event.

ARTICLE 7
SUBORDINATION

        SECTION 7.01. Agreement to Subordinate. (a) The Company covenants and agrees, and each Holder of 7.20% ING Perpetual Debt Securities issued hereunder, by such Holder’s acceptance thereof, likewise covenants and agrees, that the 7.20% ING Perpetual Debt Securities issued hereunder (i)(A) shall rank pari passu with respect to each other, (B) shall be similarly subordinated as, and accordingly rank pari passu with, the Trust Preferred Securities Guarantees and (C) shall rank pari passu with other Parity Guarantees, the Parity Perpetual Securities and other debt obligations expressed to be similarly subordinated as and, accordingly, ranking pari passu with, the 7.20% ING Perpetual Debt Securities, such other Parity Guarantees and the Parity Perpetual Securities, and (ii) are and will be subordinated (“achtergesteld”), and accordingly be subject in right of payment to prior payment in full upon liquidation, moratorium of payments or bankruptcy of the Company, of all Senior Debt.

        (b)    The Company further covenants and agrees, and each Holder of 7.20% ING Perpetual Debt Securities issued hereunder, by such Holder’s acceptance thereof, likewise covenants and agrees, that the rights regarding payments and the issuance of Ordinary Shares in accordance with the Alternative Interest Satisfaction Mechanism will be subject to the Solvency Conditions. In the event of liquidation, moratorium of payments or bankruptcy of the Company, the Payments payable on the 7.20% ING Perpetual Debt Securities shall be an amount equal to the lesser of (i) the aggregate amount of Payments pursuant to the terms and conditions of the 7.20% ING Perpetual Debt Securities without giving effect to this Section 7.01(b) and (ii) an amount equal to (A) the remaining assets of the Company after satisfaction of all claims which, as a matter of law, are prior to those of holders of 7.20% ING Perpetual Debt Securities or any Parity Security, Parity Guarantee or any similarly subordinated debt multiplied by (B) a fraction, (x) the numerator of which is the aggregate amount of Payments due on the 7.20% ING Perpetual Debt Securities pursuant to the terms and conditions thereof without giving effect to this Section 7.01(b) and (y) the denominator of which is the sum (without duplication) of the aggregate amount of all claims under the 7.20% ING Perpetual Debt Securities, the aggregate liquidation preference of, and aggregate amount of all claims under, any outstanding Parity Securities and Parity Guarantees and similarly subordinated debt obligations with a formula or arrangement substantially similar to this Section 7.01(b), without application of this Section 7.01(b) and the corresponding similar formula or arrangement.

        SECTION 7.02. Section 1401 of the Subordinated Indenture. The provisions of Section 7.01 hereof replaces in its entirety Section 1401 of the Subordinated Indenture which is hereby amended and restated in its entirety by Section 7.01 hereof. In addition Section 1402 through Section 1414 of Article

Fourteen of the Subordinated Indenture is hereby amended by replacing the term “Senior Debt” as used in such sections with the term “Senior Debt” as defined in this Second Supplemental Indenture.

ARTICLE 8
FORM OF 7.20% ING PERPETUAL DEBT SECURITIES

        SECTION 8.01. Form of 7.20% ING Perpetual Debt Securities. The 7.20% ING Perpetual Debt Securities shall be substantially in the form of Exhibit A hereto. Exhibit A hereto is hereby incorporated into and expressly made a part of this Second Supplemental Indenture.

ARTICLE 9
ORIGINAL ISSUE OF 7.20% ING PERPETUAL DEBT SECURITIES

        SECTION 9.01. Original Issue of 7.20% ING Perpetual Debt Securities. 7.20% ING Perpetual Debt Securities in the initial aggregate principal amount of $1,000,000,000 may, upon execution of this Second Supplemental Indenture, be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver such 7.20% ING Perpetual Debt Securities to or upon the written order of the Company, in accordance with Section 303 of the Subordinated Indenture.

        There is no limit on the amount of 7.20% ING Perpetual Debt Securities which may be issued subsequent to this Second Supplemental Indenture.

ARTICLE 10
WINDING UP

        SECTION 10.01. Winding Up. If any action causes the Company’s liquidation (except solely for the purpose of the Company’s reconstruction, amalgamation or the substitution of a successor in business for the Company, the terms of which have previously been approved in writing by the Trustee or by not less than a majority of the Holders) the Company will pay with respect to each 7.20% ING Perpetual Debt Security (in lieu of any other payment) an amount that would have been payable in respect of the 7.20% ING Perpetual Debt Securities if, on and after the day immediately before the winding up began, any Holder of those 7.20% ING Perpetual Debt Securities had been the holder of the Company’s most senior class of preference shares (the “Notional Preference Shares”) which have a preferential right to a return of Assets upon liquidation over and so rank ahead of the holders of all other classes of the Company’s issued shares for the time being in the Company’s capital, but ranking junior to Senior Debt claims. Any such payment shall be made on the assumption that the amount that such Holder was entitled to receive in respect of each Notional Preference Share on a return of Assets upon such liquidation was an amount equal to the principal amount of $25 of the relevant 7.20% ING Perpetual Debt Security and any other Outstanding Payments together with, and to the extent not otherwise included within the foregoing, the pro rata share of any Winding-Up Claims attributable to the 7.20% ING Perpetual Debt Security.

ARTICLE 11
SATISFACTION AND DISCHARGE

        SECTION 11.01. Satisfaction and Discharge. The Company covenants and agrees, and each Holder of 7.20% ING Perpetual Debt Securities issued hereunder, by such Holder’s acceptance thereof, likewise covenants and agrees, that all 7.20% ING Perpetual Debt Securities shall be issued as Securities subject to the provisions of Article 4 of the Subordinated Indenture.

ARTICLE 12
MISCELLANEOUS

        SECTION 12.01. Issuance of Definitive Securities. (a) So long as DTC holds the global 7.20% ING Perpetual Debt Securities, the global securities will not be exchangeable for definitive securities unless: (i) DTC notifies the Trustee that it is unwilling or unable to continue to hold the book-entry 7.20% ING Perpetual Debt Securities or DTC ceases to be a clearing agency registered under the Exchange Act and the Trustee does not appoint a successor to DTC which is registered under the Exchange Act within 120 days; (ii) a Payment Default has occurred and is continuing; (iii) a Payment Event has occurred; (iv) in the event of the Company’s winding up it fails to make a payment on the 7.20% ING Perpetual Debt Securities when due; or (v) at any time following a determination by the Company in its sole discretion that the global securities of a particular series should be exchanged for definitive debt securities of that series in registered form.

        (b)    Each person having an ownership or other interest in 7.20% ING Perpetual Debt Securities must rely exclusively on the rules and procedures of DTC, Euroclear or Clearstream, Luxembourg, as the case may be, or any other securities intermediary through which that person holds its interest to receive or direct the delivery of possession of any definitive security.

        (c)    Any definitive securities will be issued in registered form only in denominations of $25.00 and any integral multiples thereof and shall be substantially in the form of the global security included as Exhibit A hereto with such insertions, omissions, substitutions and other variations as appropriate for definitive securities as evidenced by the execution of such securities. To the extent permitted by law, the Company and the Trustee are entitled to treat the person in whose name any definitive security is registered as its absolute owner.

        (d)    Payments in respect of each series of definitive securities will be made to the person in whose name the definitive securities are registered as it appears in the register for that series. Payments will be made in respect of the 7.20% ING Perpetual Debt Securities by check drawn on a bank in New York or, if the Holder requests, by transfer to the Holder’s account in New York. Definitive securities must be presented to the Paying Agent for redemption.

        (e)    If the Company issues definitive securities in exchange for global 7.20% ING Perpetual Debt Securities, DTC, as holder of the global 7.20% ING Perpetual Debt Securities, will surrender it against receipt of the definitive securities, cancel the book-entry securities of that series and distribute the definitive securities of that series to the person in the amounts that DTC specifies.

        (f)    If definitive securities are issued in the limited circumstances as set forth above, such securities may be transferred in whole or in part in denominations of any whole number of securities upon surrender of the definitive securities certificates together with the form of transfer endorsed on it, duly completed and executed at the specified office of the trustee. If only part of a securities certificate is transferred, a new securities certificate representing the balance not transferred will be issued to the transferor.

        SECTION 12.02. Ratification of Subordinated Indenture; Second Supplemental Indenture Controls. The Subordinated Indenture, as supplemented by this Second Supplemental Indenture, is in all respects ratified and confirmed. This Second Supplemental Indenture shall be deemed part of the Subordinated Indenture in the manner and to the extent herein and therein provided. The provisions of this Second Supplemental Indenture shall supersede the provisions of the Subordinated Indenture to the extent the Subordinated Indenture is inconsistent herewith.

        SECTION 12.03. Trustee Not Responsible for Recitals. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the accuracy thereof. The Trustee makes no representation as to the validity or sufficiency of this Second Supplemental Indenture or the 7.20% ING Perpetual Debt Securities. The Trustee shall not be accountable for the use or application by the Company of the 7.20% ING Perpetual Debt Securities or the proceeds thereof.

        SECTION 12.04. Governing Law. This Second Supplemental Indenture and each 7.20% ING Perpetual Debt Security shall be governed by and construed in accordance with the laws of the State of New York, except for Article 7, which shall be governed by and construed in accordance with the laws of The Netherlands.

        SECTION 12.05. Severability. If any provision in the Subordinated Indenture, this Second Supplemental Indenture or in the 7.20% ING Perpetual Debt Securities is determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        SECTION 12.06. Counterparts. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this Second Supplemental Indenture.

        IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

ING GROEP N.V. as Issuer
By:

Name: Title:
By:

Name: Title:

THE BANK OF NEW YORK, as Trustee and Paying Agent
By:

Name: Title:

EXHIBIT A

FORM OF 7.20% ING Perpetual Debt Securities

A-1

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

The rights of the Holders of the Securities are, to the extent and in the manner set forth in Section 1401 of the Subordinated Indenture and Article 7 of the Second Supplemental Indenture, subordinated to Senior Debt, and this Security is issued subject to the provisions of Article 14 of the Subordinated Indenture and Article 7 of the Second Supplemental Indenture, and the Holder of this Security, by accepting the same, agrees to and shall be bound by such provisions. The terms of this paragraph are governed by, and shall be construed in accordance with, the laws of The Netherlands.

ING Groep N.V.

7.20% ING Perpetual Debt Securities (the “Securities”)

No. • CUSIP No.: 456837 30 1 ISIN No.: US4568373017 COMMON CODE: 15966637	$•

        ING Groep N.V., a holding company duly organized and existing under the laws of The Netherlands, having its corporate seat in Amsterdam, The Netherlands (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & Co., or registered assigns, the principal sum of • (but only at such times as set forth in the Indenture with respect to Optional Redemption and Redemption Upon Certain Events in Article 3 of the Second Supplemental Indenture) and to pay interest thereon from December 12, 2002 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, quarterly in arrears on March 15, June 15, September 15 and December 15 in each year, commencing on March 15, 2003, and at such other times as are set forth in the Indenture at the rate of 7.20% per annum, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 1, June 1, September 1 or December 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. If interest is required to be calculated for any period less than a year, it will be calculated based on a 360-day year consisting of twelve 30-day months. If any Interest Payment Date would otherwise fall on a day that is not a Business Day, it shall be postponed to the next day which is a Business Day (without any interest or other payment in respect of the delay).

        Subject to the immediately following paragraph, if applicable, any Payment on this Security which is payable, and is paid or duly provided for, on any Interest Payment Date or on any date on which the Company makes any Payment (including any payment of Additional Amounts in accordance with Section 1006 of the Subordinated Indenture) shall be paid in U.S. dollars to the registered Holder, including through a Paying Agent by wire-transfer of same-day funds to the

Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Company’s Security Register. For so long as this Security is held in global form, all payments shall be made in U.S. dollars by wire-transfer of same-day funds.

        The Company shall under certain circumstances, and in accordance with the Indenture, defer payments of interest on this Security. Any interest on this Security which is not paid or duly provided for on any applicable Interest Payment Date, together with any other payments in respect of this Security not paid on any date on which such Payment has become due and payable or would have become due and payable except that payment is not made as permitted by the Indenture, so long as the same remains unpaid, shall constitute “Outstanding Payments.” Outstanding Payments will accumulate until paid. Outstanding Payments on this Security, when paid, as provided subject to the conditions in the Indenture, will be paid on the Deferred Interest Satisfaction Date to the Holder in whose name this Security is registered at the close of business on a Special Record Date for the Payment due on such Deferred Interest Satisfaction Date to be fixed by the Trustee, notice of which shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or be paid in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Security may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

        Outstanding Payments, other than Accrued Interest Payments, shall not bear interest. Accrued Interest Payments will accrue interest at the Fixed Interest Rate. The amount of interest so accrued in respect of any Accrued Interest Payments will be satisfied as and when the Outstanding Payments are satisfied in accordance herewith. The amount of additional interest payable with respect to any Accrued Interest Payments will be calculated by the Trustee in accordance with the provisions of the Indenture.

        Except in the case of a Mandatory Payment Event or a Mandatory Partial Payment Event, the Company may satisfy any Elective Deferral Interest Payment at any time on not less than 16 Business Days’ notice to the Trustee, the Calculation Agent and Holders in accordance with the Indenture, and any Required Deferral Interest Payment shall be satisfied on the relevant Deferred Interest Satisfaction Date, by giving not less than 16 Business Days’ notice to the Trustee, the Calculation Agent and Holders, if the Required Deferral Condition is no longer met on the 20th Business Day preceding any subsequent Interest Payment Date, provided that the Company has not previously paid such amount and does not validly elect to defer such payment as an Elective Deferral Interest Payment.

        Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

        Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

        IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

ING Groep N.V.
By:

Name: Title:
By:

Name: Title:

Attest:

..........................................

This is one of the Securities of the series designated herein and referred to in the Indenture.

Dated: December 12, 2002

The Bank of New York, As Trustee By.................................. Authorized Signatory

[Reverse of Security]

        This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under a Subordinated Debt Indenture, dated as of July 18, 2002 (herein called the “Subordinated Indenture”), and a Second Supplemental Indenture, dated as of December 12, 2002 (herein called the “Second Supplemental Indenture” and together with the Subordinated Indenture, the “Indenture”), between the Company and The Bank of New York, as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the terms of the Securities and the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the holders of Senior Debt and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. The Securities are subject to all such terms. This Security is one of the series designated on the face hereof and there is no limitation on the amount of Securities of such series which may be issued.

        Except in a bankruptcy, all payments on this Security will be conditional upon not triggering the Required Deferral Condition. The “Required Deferral Condition” will be met if the Company determines that the Solvency Conditions (i) are not satisfied on the Relevant Date, or (ii) will not be satisfied following the relevant Payment. The “Solvency Conditions” are satisfied where (i) the Company is able to make payments on its Senior Debt as such payments become due, and (ii) the Company’s Assets exceed the sum of its Liabilities (excluding Liabilities not considered Senior Debt). The amount payable in respect of the principal of this Security will be determined in accordance with the provisions of Article 14 of the Subordinated Indenture and Articles 7 and 10 of the Second Supplemental Indenture.

        The Securities will constitute direct, unsecured subordinated obligations of the Company, subject to the Solvency Conditions, and the subordination provisions described herein and in the Indenture, and will rank pari passu without any preference among themselves.

        If the Company fails to pay or set aside for payment the amount due to satisfy any Payment on the Securities when due and such failure continues for 14 days, it will constitute a “Payment Default” ( provided, however, that if the Company fails to make any Mandatory Interest Payment as a result of failure to satisfy the Solvency Conditions, or due to a deferral of an Interest Payment as permitted under the terms of the Indenture, that payment will constitute an Outstanding Payment and will accumulate with any other Outstanding Payments until paid, but will not constitute a Payment Default). If any Payment Default occurs and is continuing, the Trustee may pursue all legal remedies available to it, including commencing a judicial proceeding for the collection of the sums due and unpaid or a bankruptcy proceeding in The Netherlands (but not elsewhere) of the Company, but the Trustee may not declare the principal amount of any outstanding Securities to be due and payable. If the Company fails to make payment when due, and such failure continues for 14 days, and the Solvency Conditions are not satisfied at the end of such 14-day period, such failure does not constitute a Payment Default but instead constitutes a “Payment Event.” On a Payment Event, the Trustee may institute bankruptcy proceedings exclusively in The Netherlands, but may not pursue any other legal remedy, including a judicial proceeding for the collection of the sums due and unpaid. To the extent the Trustee is not permitted to pursue the remedies provided for herein as a matter of Dutch law, the Holders of the Securities may pursue such remedies in accordance with the terms of the Subordinated Indenture. Notwithstanding the foregoing, Holders of this Security have the absolute and unconditional right to institute suit for the enforcement of any payment when due and such right may not be impaired without the consent of the Holder as provided in Section 508 of the Subordinated Indenture.

        Payments under the Securities will be made without withholding or deduction for or on account of any present or future tax, duty, assessment or governmental charge imposed by the government of The Netherlands upon or as a result of such payments, or the government of a jurisdiction in which a successor to the Company is organized (or any political subdivision or taxing authority thereof or therein) (a “Relevant Jurisdiction”) (“Taxes”), unless required by law. To the extent any such Taxes are so levied or imposed, the Company will, subject to the exceptions and limitations set forth in Section 1006 of the Indenture, pay such additional amounts (“Additional Amounts”) to the Holder of any Security who is not a resident of a Relevant Jurisdiction as may be necessary in order that the net payment of the principal of and interest on such Security and any other amounts payable on such Security, after withholding for or on account of such Taxes imposed upon or as a result of such payment, will not be less than the amount provided for in such Security to be then due and payable.

        Except as provided below, the Securities are not redeemable at the option of the Company prior to December 15, 2007.

        The Securities may be redeemed in whole (but not in part), at the option of the Company and without the consent of the Holders or the Trustee, at a redemption price equal to their aggregate principal amount, together with any Outstanding Payments accrued to and including the date fixed for redemption, subject to the Solvency Condition: (i) on December 15, 2007, or any Interest Payment Date thereafter; (ii) upon the occurrence of a Tax Event, provided that the Company has already delivered to the Trustee a written legal opinion in a form satisfactory to the Trustee of independent Dutch counsel of recognized standing, selected by the Company, confirming that a Tax Event has occurred; or (iii) upon the occurrence of a Regulatory Event.

        The indebtedness evidenced by this Security is, to the extent provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Senior Debt, and this Security is issued subject to the provisions of the Indenture with respect thereto. Each Holder of this Security, by accepting the same, (i) agrees to and shall be bound by such provisions; (ii) authorizes and directs the Trustee on his or her behalf to take such actions as may be necessary or appropriate to effectuate the subordination so provided; and (iii) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each Holder hereof, by his or her acceptance hereof, waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Debt, whether now outstanding or hereafter created, incurred, assumed or guaranteed, and waives reliance by each such holder upon said provisions.

        References herein to principal, interest amounts, Accrued Interest Payments, Payments or Outstanding Payments on the Securities shall be deemed also to refer to any Additional Amounts which may be payable under the foregoing provisions.

        The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of all series to be affected (considered together as one class for this purpose). The Indenture also contains provisions (i) permitting the Holders of a majority in principal amount of the Securities of each series at the time outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and (ii) permitting the Holders of a majority in principal amount of the Securities at the time outstanding of any series to be affected under the Indenture (with each such series considered separately for this purpose), on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

        No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

        As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

        The Securities of this series are issuable only in registered form without coupons in denominations of $25.00 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series shall be represented by a Global Security and are not exchangeable for definitive Securities of this series except in specific circumstances set forth in the Indenture.

        No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

        Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

        This Security is a Global Security and is subject to the provisions of the Indenture relating to Global Securities, including the limitations in Section 305 thereof on transfers and exchanges of Global Securities.

        This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York except for the subordination provisions contained herein and in the Indenture, which shall be governed by and construed in accordance with the laws of The Netherlands.

        All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V. (Registrant)
By:	/s/ Diederik van Wassenaer

Name: Diederik van Wassenaer Title: General Counsel
By:	/s/ Cornelis F. Drabbe

Name: Cornelis F. Drabbe Title: Assistant General Counsel

Dated: December 10, 2002